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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549






                                ---------------

                                   FORM 10/A

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR (g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                           Duke Capital Corporation
            (Exact name of registrant as specified in its charter)




                        Delaware                                         51-0282142
        (State or other jurisdiction of incorporation)     (I.R.S. Employer Identification No.)
                     422 South Church Street
                       Charlotte, NC                                    28202-1904
        (Address of principal executive offices)                        (Zip Code)

       Registrant's telephone number, including area code: 704-594-6200


       Securities to be registered pursuant to Section 12(b) of the Act:

                                             Name of each exchange on which
 Title of each class to be so registered     each class is to be registered
-----------------------------------------   -------------------------------
                    None                             Not applicable

       Securities to be registered pursuant to Section 12(g) of the Act:




                                 Title of Class
                       ----------------------------------
                         Common Stock, without par value


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

                           DUKE CAPITAL CORPORATION

                                    FORM 10
                  GENERAL FORM FOR REGISTRATION OF SECURITIES


                               TABLE OF CONTENTS




Item                                                                                                      Page
------                                                                                                   -----
 1.      Business ....................................................................................     1
         General .....................................................................................     1
         Natural Gas Transmission ....................................................................     1
         Energy Services .............................................................................     3
         Other Operations ............................................................................     6
         Environmental Matters .......................................................................     6
         Foreign Operations and Export Sales .........................................................     7
         Employees and Management ....................................................................     7
         Forward-Looking Statements ..................................................................     7
         Operating Statistics ........................................................................     8
 2.      Financial Information .......................................................................     9
 3.      Properties ..................................................................................    17
 4.      Security Ownership of Certain Beneficial Owners and Management ..............................    18
 5.      Directors and Executive Officers ............................................................    18
 6.      Executive Compensation ......................................................................    18
 7.      Certain Relationships and Related Transactions ..............................................    18
 8.      Legal Proceedings ...........................................................................    18
 9.      Market Price of and Dividends on the Registrant's Common Equity and Related
         Stockholder Matters .........................................................................    18
10.      Recent Sales of Unregistered Securities .....................................................    18
11.      Description of Registrant's Securities to be Registered .....................................    18
12.      Indemnification of Directors and Officers ...................................................    19
13.      Financial Statements and Supplementary Data .................................................    19
         Part I. Audited Financial Statements for the Years Ended December 31, 1997, 1996 and 1995 ...    19
         Independent Auditors' Report ................................................................    21
         Consolidated Statements of Income ...........................................................    22
         Consolidated Statements of Cash Flows .......................................................    23
         Consolidated Balance Sheets .................................................................    24
         Consolidated Statements of Common Stockholder's Equity ......................................    26
         Notes to Consolidated Financial Statements ..................................................    27
         Part II. Quarterly Financial Data ...........................................................    46
14.      Changes in and Disagreements with Accountants on Accounting and Financial Disclosure ........    46
15.      Financial Statements and Exhibits ...........................................................    46
         (a) Financial Statements ....................................................................    46
         (b) Exhibits ................................................................................    46
         Signatures ..................................................................................    48

Item 1. Business.

GENERAL

     Duke Capital Corporation (the Company) (formerly Church Street Capital Corp.) is a wholly owned subsidiary of Duke Energy Corporation (Duke Energy). On June 18, 1997, Duke Power Company (Duke Power) changed its name to Duke Energy Corporation in accordance with the terms of a merger agreement with PanEnergy Corp (PanEnergy), pursuant to which PanEnergy became a wholly owned subsidiary of Duke Energy (the merger). Subsequently, the common stock of PanEnergy was contributed by Duke Energy to the Company, which served as the parent company of Duke Energy's non-utility operations under the name Church

Street Capital Corp. The combination of the Company and PanEnergy was accounted for similar to a pooling of interests and, accordingly, the consolidated financial statements for periods prior to the combination were restated to include the operations of PanEnergy.


     The Company provides financing and credit enhancement services for its subsidiaries. The Company conducts its operating activities through its three business segments: Natural Gas Transmission, Energy Services and Other Operations.

     The Natural Gas Transmission segment is involved in interstate transportation and storage of natural gas for customers in the Mid-Atlantic, New England and Midwest states. The interstate natural gas transmission and storage operations are subject to the rules and regulations of the Federal Energy Regulatory Commission (FERC).

     The Energy Services segment is comprised of several separate business units: Field Services gathers and processes natural gas, produces and markets natural gas liquids (NGLs) and transports and trades crude oil; Trading and Marketing markets natural gas, electricity and other energy-related products; Global Asset Development develops, owns and operates energy-related facilities worldwide; and Other Energy Services provides engineering consulting, construction and integrated energy solutions.

     The Other Operations segment includes the real estate operations of Crescent Resources, Inc. (Crescent Resources) and the communications services of DukeNet Communications, Inc. (DukeNet), wholly owned subsidiaries of the Company. Corporate costs and intersegment eliminations are also reflected in the financial results of this segment.

     A discussion of the current business and operations of each of the Company's segments follows. The Company expects relatively slow growth in the Natural Gas Transmission segment, due to increased competition. The Company is seeking to significantly grow its Energy Services segment through acquisition, construction and expansion opportunities. For further discussion of the operating outlook of the Company and its segments, see "Management's Discussion and Analysis of Results of Operations and Financial Condition, Current Issues -- Operations Outlook." For financial information concerning the Company's business segments, see Note 4 to the Consolidated Financial Statements, "Business Segments."

     The Company is a Delaware corporation with its principal executive offices located at 422 South Church Street, Charlotte, NC 28202-1904. The telephone number is 704-594-6200.


NATURAL GAS TRANSMISSION

     During 1997, the Natural Gas Transmission segment completed the organization of its operations into the Northeast Pipelines, which includes Texas Eastern Transmission Corporation (TETCO) and Algonquin Gas Transmission Company (Algonquin), and the Midwest Pipelines, which includes Panhandle Eastern Pipe Line Company (PEPL) and Trunkline Gas Company (Trunkline).

     In 1997, consolidated natural gas deliveries by the Natural Gas Transmission segment's interstate pipelines totaled 2,862 TBtu (Trillion British thermal units), compared to 2,939 TBtu in 1996, which represented approximately 12% of the natural gas consumed in the United States. A substantial majority of the delivered volumes of the Natural Gas Transmission segment's interstate pipelines represents gas transported under long-term firm service agreements with local distribution company (LDC) customers in the pipelines' market areas. Firm transportation services are also provided under contract to gas marketers, producers, other pipelines, electric power generators and a variety of end-users. In addition, the pipelines offer interruptible transportation to customers on a short-term or seasonal basis. See natural gas deliveries statistics under "Business, Operating Statistics." Demand for gas transmission of the Natural Gas Transmission segment's interstate pipeline systems is seasonal, with the highest throughput occurring during the colder periods in the first and fourth quarters.

     The Natural Gas Transmission segment's 37,500 mile interstate pipeline system is fully interconnected and can receive natural gas from most major North American producing regions for delivery to markets throughout the Northeast and Midwest states, as shown in the map below.

[MAP OF UNITED STATES DEPICTING STORAGE FIELD LOCATIONS APPEARS HERE]


Northeast Pipelines

     TETCO's major customers are located in Pennsylvania, New Jersey and New York, and include LDCs serving the Pittsburgh, Philadelphia, Newark and New York City metropolitan areas. Algonquin's major customers include LDCs and electric power generators located in the Boston, Hartford, New Haven, Providence and Cape Cod areas.

     TETCO also provides firm and interruptible open-access storage services. Since the implementation of the FERC Order 636 restructuring, storage is offered as a stand-alone unbundled service or as part of a no-notice bundled service. TETCO's storage services utilize two joint venture storage facilities in Pennsylvania and one wholly owned and operated storage field in Maryland. TETCO also leases storage capacity. TETCO's certificated working capacity in these three fields is 70 Billion cubic feet (Bcf), and the combined working gas in storage was 55 Bcf on December 31, 1997. Algonquin owns no storage fields. For further discussion of Order 636, see "Business, Natural Gas Transmission -- Regulation."

     The Company is participating in and responsible for the development of the $1 billion Maritimes & Northeast project, which will construct approximately 800 miles of pipeline facilities from the Sable Island Natural gas project through Maine.


Midwest Pipelines

     PEPL's market volumes are concentrated among approximately 20 utilities located in the Midwest market area that encompasses large portions of Michigan, Ohio, Indiana, Illinois and Missouri. Trunkline's major customers include eight tilities located in portions of Tennessee, Missouri, Illinois, Indiana and Michigan.

     PEPL also owns and operates three underground storage fields located in Illinois, Michigan and Oklahoma. Trunkline owns and operates one storage field in Louisiana. The combined maximum working gas capacity of the four fields is 44 Bcf. Additionally, PEPL, through a subsidiary, Pan Gas Storage Company (Pan
Gas), is the owner of a storage field in Kansas with an estimated maximum capacity of 26 Bcf. PEPL is the operator of the field. Since the implementation of Order 636, each of PEPL, Trunkline and Pan Gas offer firm and interruptible storage on an open-access basis. In addition to owning and operating storage fields, PEPL also leases storage capacity. PEPL and Trunkline have retained the right to use up to 15 Bcf and 10 Bcf, respectively, of their storage capacity for system needs. See further discussion of Order 636 in "Business, Natural Gas Transmission -- Regulation."

     PEPL also has an effective 5.4% ownership interest in Northern Border Pipeline Company (Northern Border). Northern Border owns and operates a transmission system consisting of approximately 1,000 miles of pipeline extending from the Canadian border through Montana to Iowa.

Competition

     The Company's interstate pipeline subsidiaries compete with other interstate and intrastate pipeline companies in the transportation and storage of natural gas. The principal elements of competition among pipelines are rates, terms of service and flexibility and reliability of service. Competitive forces may cause the Company's interstate pipeline subsidiaries to modify rates to remain competitive. The Company's pipelines continue to offer selective discounting to maximize revenues from existing capacity and to advance projects that provide expanded services to meet the specific needs of customers.

     In the Mid-Atlantic and New England markets, TETCO competes directly with Transcontinental Gas Pipe Line Corporation, Tennessee Gas Pipeline Company
(TGPC), Iroquois Gas Transmission System (Iroquois), CNG Transmission Corporation and Columbia Gas Transmission Corporation. Algonquin competes directly in certain market areas with TGPC and Iroquois. PEPL and Trunkline compete directly with ANR Pipeline Company, Natural Gas Pipeline Company of America and Texas Gas Transmission Corporation in the Midwest market area.

     Natural gas competes with other forms of energy available to the Company's customers and end-users, including electricity, coal and fuel oils. The primary competitive factor is price. Changes in the availability or price of natural gas and other forms of energy, the level of business activity, conservation, legislation and governmental regulations, the capability to convert to alternative fuels, and other factors, including weather, affect the demand for natural gas in the areas served by the Company.


Regulation

     The FERC has authority to regulate rates and charges for natural gas transported in or stored for interstate commerce or sold by a natural gas company in interstate commerce for resale. For further discussion of rate matters, see Note 5 to the Consolidated Financial Statements, "Regulatory Matters." The FERC also has authority over the construction and operation of pipeline and related facilities utilized in the transportation and sale of natural gas in interstate commerce, including the extension, enlargement or abandonment of such facilities. TETCO, Algonquin, PEPL, Trunkline and Pan Gas hold certificates of public convenience and necessity issued by the FERC, authorizing them to construct and operate the pipelines, facilities and properties now in operation for which such certificates are required, and to transport and store natural gas in interstate commerce.

     The Natural Gas Transmission segment's pipelines operate as open-access transporters of natural gas. In 1992, the FERC issued Order 636, which requires open-access pipelines to provide firm and interruptible transportation services on an equal basis for all gas supplies, whether purchased from the pipeline or from another gas supplier. To implement this requirement, Order 636 provided, among other things, for mandatory unbundling of services that have historically been provided by pipelines into separate open-access transportation, sales and storage services. Order 636 allows pipelines to recover eligible costs, known as "transition costs," resulting from the implementation of Order 636. For further discussion of Order 636, see Note 5 to the Consolidated Financial Statements, "Regulatory Matters."

     The Natural Gas Transmission segment is subject to the jurisdiction of the Environmental Protection Agency (EPA) and state environmental agencies. For a discussion of environmental regulation, see "Business, Environmental Matters." The Natural Gas Transmission segment is also subject to the Natural Gas Pipeline Safety Act of 1968, which regulates gas pipeline safety requirements, and to the Hazardous Liquid Pipeline Safety Act of 1979, which regulates oil and petroleum pipelines.


ENERGY SERVICES

     The Energy Services segment is comprised of several separate business units: Field Services, Trading and Marketing, Global Asset Development and Other Energy Services. See certain operating statistics of the Energy Services segment under "Operating Statistics." Activities of the Energy Services segment can fluctuate in response to the seasonality affecting both electricity and natural gas.


Field Services

     Field Services owns and operates approximately 17,000 miles of natural gas gathering systems, including intrastate pipelines, and 27 natural gas processing plants in the United States. Field Services also has ownership interests in 11 other natural gas processing plants in the United States.

     Field Services' gathering systems are located in 10 states, which serve major gas-producing regions in the Rocky Mountains, Permian Basin, Mid-Continent and Gulf Coast (offshore and onshore) areas. Field Services' gathering operations also include several intrastate pipeline systems and two natural gas storage facilities.

     Field Services' NGL processing operations involve the extraction of NGLs from natural gas and, at certain facilities, the fractionation of the NGLs into their individual components (ethane, propane, butane and natural gasoline). The natural gas used in Field Services' processing operations is generally gathered on its own gathering system or from the natural gas stream on the Company's transmission system. Field Services also operates approximately 450 miles of NGL pipelines in the Texas Gulf Coast area which transport NGLs received from 12 processing plants in South Texas. NGLs are sold by Field Services to a variety of customers ranging from large multi-national petrochemical and refining companies to small family-owned retail propane distributors. NGL sales are based upon current market-related prices. Field Services also provides, on a more limited basis, processing services to producers and others for a stipulated fee and produces helium at the National Helium facility.

     Field Services also operates approximately 1,500 miles of intrastate crude oil pipelines in the Mid-Continent and South Texas areas. The crude oil pipeline system provides gathering and mainline transportation service, for a volumetric fee, based on published tariffs. Crude oil is also purchased from producers and sold to end-users.

     Subsidiaries of the Company own a 2% general partner interest and an approximate 8% limited partner interest in TEPPCO Partners, L.P. (TEPPCO Partners). TEPPCO Partners owns and operates an approximate 4,300 mile refined petroleum products and liquefied petroleum gases pipeline system extending from southeast Texas through the midwestern and central U.S. to the northeastern U.S.


Trading and Marketing

     The Company's energy marketing operations are conducted through Duke Energy Trading and Marketing L.L.C. in the United States and Duke Energy Marketing Limited Partnership in Canada (collectively, DETM) and through Duke/Louis Dreyfus L.L.C. (D/LD).

     DETM was formed in August 1996 as a natural gas and power marketing joint venture with Mobil Corporation (Mobil). All of Mobil's United States and Canadian natural gas production is committed to be marketed through DETM for at least a 10-year period. The Company, through its affiliates, operates the joint venture and owns a 60% interest, with Mobil owning a 40% minority interest.

     In June 1997, a wholly owned subsidiary of the Company acquired the remaining 50% ownership interest in D/LD not already owned from affiliates of Louis Dreyfus Corp. A substantial portion of the Company's trading and marketing of electricity is conducted through D/LD.

     Trading and Marketing markets natural gas primarily to LDCs, electric power generators, municipalities, industrial end-users and energy marketing companies and markets electricity to investor owned utilities, municipal power generators and other power marketers. Operations are primarily in the United States and, to a lesser extent, in Canada, and are serviced through 13 offices or operating centers.

     Natural gas marketing operations encompass both on-system and off-system sales. With respect to on-system sales, Trading and Marketing generally purchases natural gas from the Company's Field Services' facilities and delivers the gas to an intrastate or interstate pipeline for redelivery to another customer. The Company's Natural Gas Transmission pipelines are utilized for deliveries when prudent. With respect to off-system sales, Trading and Marketing purchases natural gas from producers, pipelines and other suppliers not connected with the Company's facilities for resale to customers.

     Trading and Marketing has a portfolio of short-term and long-term sales agreements with customers, the vast majority of which incorporate market-sensitive pricing terms. Long-term gas purchase agreements with producers, principally entered into in connection with on-system sales, generally also include market-sensitive pricing provisions. Purchases and sales of off-system gas and electricity supply are normally made under short-term contracts. Purchase and sales commitments involving significant price and location risk are generally hedged with commodity futures, swaps and options. For information concerning the Company's risk-management activities, see "Management's Discussion and Analysis of Results of Operations and Financial Condition, Quantitative and Qualitative Disclosures About Market Risk -- Commodity Price Risk" and Note 7 to the Consolidated Financial Statements, "Financial Instruments and Risk Management -- Commodity Derivative Instruments."

     Trading and Marketing also provides energy management services, such as supply and market aggregation, peaking services, dispatching, balancing, transportation, storage, tolling, contract negotiation and administration, as well as energy commodity risk management products and services.


Global Asset Development

     Global Asset Development is an active participant in competitive power markets worldwide and has ownership interests in more than 6,500 megawatts of generation worldwide, including projects under construction and under contract. Global Asset Development is comprised of three units: Duke Energy Power Services (DEPS), Duke Energy Industrial Asset Development, and Duke Energy International.

     DEPS develops, owns and operates electric generation projects for customers in the United States and Canada. DEPS focuses on acquisitions of existing energy production facilities, greenfield opportunities and operating energy assets. Domestic investments include a 32.5% indirect ownership interest in American Ref-Fuel Company, which owns five waste-to- energy facilities in New York, New Jersey, Massachusetts and Connecticut. Such facilities process about 4 million tons of municipal solid waste per year and have an aggregate generating capacity of 286 megawatts. DEPS's projects under construction include an ownership interest in the Bridgeport Energy Project, a 520 megawatt combined cycle natural gas-fired merchant generation plant, which will be Connecticut's largest non-nuclear power plant.

     On November 18, 1997, DEPS entered into an agreement with Pacific Gas & Electric Company (PG&E) for the purchase of three electric generating plants in California for approximately $500 million. The plants have a combined net operating capacity of 2,645 megawatts. The sale is expected to close during 1998. Pursuant to California's electric restructuring law, DEPS must contract with PG&E to operate and maintain the facilities for two years following the sale. Energy and capacity from the plants will be sold into the California power exchange and under separate contracts.

     Duke Energy Industrial Asset Development was formed in July 1997 to develop, own, manage and operate on-site, inside-the-fence electric generation and energy conversion facilities for industrial customers. Its primary market focus is the United States and Canada. This unit is currently working with prospective customers from the textile, pulp and paper, petrochemical, agricultural, food and automotive industries and the federal privatization sector.

     Duke Energy International develops, owns and operates energy projects worldwide. This unit focuses on projects involving natural gas exploration, production, processing, transportation and supply. Additionally, projects include generation, delivery and marketing of electric power and thermal energy. Its ownership interests include investments in National Methanol Company, a methanol plant and methyl tertiary butyl ether plant in Saudi Arabia; one storage facility and two liquid natural gas (LNG) vessels utilized in international LNG trade; Piedra del Aguilla, a 1,400 megawatt hydroelectric generating facility in Argentina; and Puncakjaya Power, a 194 megawatt diesel fired plant in Indonesia. Certain projects under construction include investments in:

o Nueva Renca, a 370 megawatt gas fired plant in Chile
o Aguaytia, Peru's first integrated energy development project encompassing natural gas development and production, gathering, processing and transmission facilities; gas-fired electric generation; and electric transmission.


Other Energy Services

     Other Energy Services provides engineering consulting, construction and integrated energy solutions, primarily through Duke Engineering & Services, Inc. (DE&S), Duke/Flour Daniel and DukeSolutions, Inc. (DukeSolutions).

     DE&S specializes in energy and environmental projects and provides comprehensive engineering, quality assurance, project and construction management and operating and maintenance services for all phases of hydroelectric, nuclear and renewable power generation projects worldwide.

     Duke/Flour Daniel, operating through several entities, provides full service siting, permitting, licensing, engineering, procurement, construction, start-up, operating and maintenance services for fossil-fired plants, both domestically and internationally.

     DukeSolutions provides integrated energy solutions to industrial, commercial, institutional, governmental and wholesale customers and focuses on increasing customers' efficiency, productivity and profitability through energy cost savings.


Competition

     Field Services and Trading and Marketing compete with major integrated oil companies, major interstate pipelines and their marketing affiliates, national and local natural gas gatherers, brokers, marketers and distributors and electric utilities and other electric power marketers for natural gas supplies, in gathering and processing natural gas and in marketing and transporting natural gas, electricity, NGLs and crude oil. Competition for natural gas supplies is primarily based on efficiency, reliability, availability of transportation and the ability to obtain a satisfactory price for the producer's natural gas. Competition for customers is based primarily upon reliability and price of delivered natural gas, NGLs and crude oil. Competition in the energy marketing business is driven by the price of commodities and services delivered, along with the quality and reliability of services provided.

     The Global Asset Development and Other Energy Services business units experience substantial competition in their fields from utility companies in the United States or abroad and from independent companies.


Regulation

     The intrastate pipelines owned by the Field Services group are subject to state regulation and, to the extent they provide services under Section 311 of the Natural Gas Policy Act of 1978 (NGPA), are also subject to FERC regulation. The natural gas gathering activities of the Field Services group are generally not subject to regulation by the FERC, but are subject to state regulation.

     The energy marketing activities of the Trading and Marketing group may, in certain circumstances, be subject to the jurisdiction of the FERC. Current FERC policies permit the Trading and Marketing entities subject to FERC jurisdiction to market natural gas and electricity at market-based rates.

     The North Carolina Utilities Commission, The Public Service Commission of South Carolina and the FERC have implemented regulations governing access to regulated electric customer data by non-regulated entities and services provided between regulated and non-regulated affiliated entities. These regulations affect Energy Services' activities with Duke Energy's Electric Operations segment.

     The Energy Services segment is subject to the jurisdiction of the EPA and state environmental agencies. For a discussion of environmental regulation, see "Business, Environmental Matters." The Energy Services segment is also subject to the Natural Gas Pipeline Safety Act of 1968, which regulates gas pipeline and LNG plant safety requirements, and to the Hazardous Liquid Pipeline Safety Act of 1979, which regulates oil and petroleum pipelines.


OTHER OPERATIONS

     The Other Operations segment includes the Company's non-energy related subsidiaries, including Crescent Resources and DukeNet.

     Crescent Resources develops high quality commercial and residential real estate projects and manages substantial forest holdings. At December 31, 1997, Crescent Resources owned 3.5 million square feet of commercial space, of which 75% of the operating space was leased. Crescent Resources' portfolio included
2.1 million square feet of warehouse space, 1.1 million square feet of office space and .3 million square feet of retail space at December 31, 1997. In 1997, Crescent Resources sold 884 residential developed lots compared to 869 lots sold in 1996. At December 31, 1997, Crescent Resources also had approximately
 .2 million acres of land under its management.

     DukeNet develops and manages communications systems, including fiber optic and wireless digital network services. DukeNet provides a network for communications and other services to commercial, industrial and residential markets.


ENVIRONMENTAL MATTERS

     The Company is subject to federal, state and local regulations with regard to air and water quality, hazardous and solid waste disposal and other environmental matters. Certain environmental statutes affecting the Company include, but are not limited to:

o The Clean Air Act Amendments of 1990;
o State Implementation Plans (SIP), which were issued by the EPA to 22 states related to existing and new national ambient air quality standards for ozone;
o The Federal Water Pollution Control Act Amendments of 1987, which require permits for facilities that discharge treated wastewater into the environment; and
o The Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), which can require any individual or entity which may have owned or operated a disposal site, as well as transporters or generators of hazardous wastes which were sent to such site, to share in remediation costs for the site.

     For further discussion of environmental matters involving the Company, including possible liability and capital costs, see "Management's Discussion and Analysis of Results of Operations and Financial Condition, Current Issues -- Environmental" and Note 11 to the Consolidated Financial Statements, "Commitments and Contingencies -- Environmental." Except as set forth therein, compliance with federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise protecting the environment, is not expected to have a material adverse effect on the consolidated results of operations or financial position of the Company.


FOREIGN OPERATIONS AND EXPORT SALES


     Foreign operations and export sales are not material to the Company's business as a whole. For a discussion of risks associated with the Company's foreign operations, see "Management's Discussion and Analysis of Results of Operations and Financial Condition, Quantitative and Qualitative Disclosures About Market Risk -- Foreign Operations Risk."



EMPLOYEES AND MANAGEMENT

     The officers and directors of the Company consist of certain executive officers of Duke Energy. Additionally, the Company's business units maintain their own management structure. Duke Energy has entered into employment agreements with certain key executives and the Company's business units have entered into employment agreements with individuals where considered appropriate.

     At December 31, 1997, the Company had approximately 8,400 employees. Approximately 500 employees are represented by the Oil, Chemical and Atomic Workers International Union, AFL-CIO. Approximately 350 of these employees are in a bargaining unit with which the Company has a labor agreement expiring in May 1999. The remaining approximately 150 employees are in a bargaining unit with which the Company has ongoing negotiations.


                          FORWARD-LOOKING STATEMENTS

     From time to time, the Company may make statements regarding its assumptions, projections, expectations, intentions or beliefs about future events. These statements are intended as "forward-looking statements". The Company cautions that assumptions, projections, expectations, intentions or beliefs about future events may and often do vary from actual results and the differences between assumptions, projections, expectations, intentions or beliefs and actual results can be material. Accordingly, there can be no assurance that actual results will not differ materially from those expressed or implied by the forward-looking statements. For a discussion of some factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, see "Management's Discussion and Analysis of Results of Operations and Financial Condition, Current Issues -- Forward-Looking Statements."

                             OPERATING STATISTICS

                                                                           Years Ended December 31
                                                               ------------------------------------------------
                                                                  1997      1996      1995      1994     1993
                                                               --------- --------- --------- --------- --------
Natural Gas Transmission
Throughput Volumes, TBtu(a):
 Northeast Pipelines
   TETCO .....................................................   1,300     1,349     1,234     1,194    1,115
   Algonquin .................................................     341       327       331       288      245
                                                                 -----     -----     -----     -----    ------
    Total Northeast Pipelines ................................   1,641     1,676     1,565     1,482    1,360
 Midwest Pipelines
   PEPL ......................................................     659       687       663       626      607
   Trunkline .................................................     620       632       519       560      633
                                                                 -----     -----     -----     -----    ------
    Total Midwest Pipelines ..................................   1,279     1,319     1,182     1,186    1,240
 Intercompany eliminations ...................................     (58)      (56)      (44)      (91)    (125)
                                                                 -----     -----     -----     -----    ------
Total Natural Gas Transmission ...............................   2,862     2,939     2,703     2,577    2,475
                                                                 =====     =====     =====     =====    ======
Energy Services
Field Services Natural Gas Gathered/Processed, TBtu/d(b) .....      3.4       2.9       1.9       1.6      1.4
Field Services NGL Production, MBbl/d(c) .....................    103.9      76.5      54.8      49.4     42.0
Trading and Marketing Natural Gas Marketed, TBtu/d ...........      6.9       5.5       3.6       2.7      2.1
Trading and Marketing Electricity Marketed, GWh (d) ..........  64,650     4,229       513        --       --

---------
(a) Trillion British thermal units
(b) Trillion British thermal units per day
(c) Thousand barrels per day
(d) Gigawatt-hours

Item 2. Financial Information.


                            SELECTED FINANCIAL DATA



                                              1997(a)       1996(a)       1995(a)       1994(a)       1993(a)
                                          -------------- ------------- ------------- ------------- -------------
                                                                       In Millions
Income Statement
Operating Revenues ......................  $  11,914.8    $  7,816.1    $  5,187.7    $  4,753.1    $  4,420.2
Operating Expenses ......................     11,079.0       6,946.8       4,393.9       4,071.4       3,879.3
                                           -----------    ----------    ----------    ----------    ----------
Operating Income ........................        835.8         869.3         793.8         681.7         540.9
Other Income and Expenses ...............         36.7          20.1          18.0      (    1.7)         46.1
                                           -----------    ----------    ----------    ----------    ----------
Earnings Before Interest and Taxes ......        872.5         889.4         811.8         680.0         587.0
Interest Expense ........................        214.2         232.1         239.5         231.5         265.4
Minority Interests ......................         21.4           6.2            --            --            --
                                           -----------    ----------    ----------    ----------    ----------
Earnings Before Income Taxes ............        636.9         651.1         572.3         448.5         321.6
Income Taxes ............................        256.6         252.1         224.2         181.2         130.5
                                           -----------    ----------    ----------    ----------    ----------
Income Before Extraordinary Item ........        380.3         399.0         348.1         267.3         191.1
Extraordinary Item ......................           --          16.7            --            --            --
                                           -----------    ----------    ----------    ----------    ----------
Net Income ..............................  $     380.3    $    382.3    $    348.1    $    267.3    $    191.1
                                           ===========    ==========    ==========    ==========    ==========
Balance Sheet
Total Assets ............................  $  11,096.8    $  9,751.7    $  8,225.8    $  7,983.9    $  7,965.7
Long-term Debt ..........................  $   2,918.8    $  2,028.2    $  2,214.6    $  2,445.9    $  2,138.4

---------

(a) Financial information reflects accounting for the combination of the Company with PanEnergy similar to a pooling of interests. As a result, the financial information gives effect to the combination as if it had occurred on January 1, 1993.



         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION

INTRODUCTION

     Duke Capital Corporation (the Company) (formerly Church Street Capital Corp.) is a wholly owned subsidiary of Duke Energy Corporation (Duke Energy). On June 18, 1997, Duke Power Company (Duke Power) changed its name to Duke Energy Corporation in accordance with the terms of a merger agreement with PanEnergy Corp (PanEnergy), pursuant to which PanEnergy became a wholly owned subsidiary of Duke Energy (the merger). Subsequently, the common stock of PanEnergy was contributed by Duke Energy to the Company, which served as the parent company of Duke Energy's non-utility operations under the name Church Street Capital Corp.

     The Company provides financing and credit enhancement services for its subsidiaries. The Company conducts its operating activities through its three business segments:

     The Natural Gas Transmission segment is involved in interstate transportation and storage of natural gas for customers primarily in the Mid-Atlantic, New England and Midwest states. The interstate natural gas transmission and storage operations are subject to the rules and regulations of the Federal Energy Regulatory Commission (FERC).

     The Energy Services segment is comprised of several separate business units: Field Services gathers and processes natural gas, produces and markets natural gas liquids and transports and trades crude oil; Trading and Marketing markets natural gas, electricity and other energy-related products; Global Asset Development develops, owns and operates energy-related facilities worldwide; and Other Energy Services provides engineering consulting, construction and integrated energy solutions.

     The Other Operations segment includes the real estate operations of Crescent Resources, Inc. (Crescent Resources) and the communications services of DukeNet Communications, Inc., wholly owned subsidiaries of the Company. Corporate costs and intersegment eliminations are also reflected in the financial results of this segment.


     The combination of the Company and PanEnergy was accounted for similar to a pooling of interests and, accordingly, the Consolidated Financial Statements included herein are presented as if the combination was consummated as of the beginning of the earliest period presented. Portions of the following discussion provide information related to material changes in the Company's consolidated results of operations and financial condition between the periods presented, based on the combined historical information of the Company and PanEnergy.

     Management's Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements of the Company.


RESULTS OF OPERATIONS

     Net income in 1997 decreased slightly as compared to 1996, from $382.3 million in 1996 to $380.3 million in 1997. The decrease was due primarily to increases in non-recurring merger related costs, Trading and Marketing operations due primarily to growth and amortization of goodwill associated with the purchase of the remaining 50% ownership interest of the Duke/Louis Dreyfus joint venture (see Note 3 to the Consolidated Financial Statements). These increases were offset by Natural Gas Transmission's market-expansion projects placed in service and an extraordinary item related to the early retirement of debt in 1996.

     In 1996, net income increased 10% over 1995, from $348.1 million in 1995 to $382.3 million in 1996. Contributing to the increase were business expansion projects placed in service in both the Natural Gas Transmission and the Energy Services segments and increased volumes in Energy Services due primarily to the joint venture formed with Mobil. Partially offsetting the increase was an extraordinary item related to the early retirement of debt in 1996.

     Operating income of the Company for 1997 was $835.8 million as compared to $869.3 million in 1996 and $793.8 million in 1995. Earnings before interest and taxes (EBIT) were $872.5 million, $889.4 million and $811.8 million for 1997, 1996 and 1995, respectively. Operating income and earnings before interest and taxes are not materially different, and are affected by the same fluctuations for the Company and each of its business segments. Earnings before interest and taxes by business segment are summarized below, and an explanation of these results by business segment is provided thereafter.

     Earnings Before Interest and Taxes by Business Segment is as follows:



                                                1997        1996        1995
                                            ----------- ----------- -----------
                                                        In Millions
Natural Gas Transmission
 Northeast Pipelines ......................  $  420.5    $  399.4    $  370.5
 Midwest Pipelines ........................     203.9       196.1       197.1
                                             --------    --------    --------
   Total Natural Gas Transmission .........     624.4       595.5       567.6
                                             --------    --------    --------
Energy Services
 Field Services ...........................     157.0       151.6       106.1
 Trading and Marketing ....................      44.4        57.9        17.1
 Global Asset Development .................       4.5          --        26.8
 Other Energy Services ....................      18.2        20.0        23.7
                                             --------    --------    --------
   Total Energy Services ........ .........     224.1       229.5       173.7
                                             --------    --------    --------
Crescent Resources ........................      97.6        87.7        64.0
Other Operations ..........................    ( 73.6)     ( 23.3)        6.5
                                             --------    --------    --------
Consolidated EBIT .........................  $  872.5    $  889.4    $  811.8
                                             ========    ========    ========

     Net income for 1997 is net of a full year of the minority interest associated with the joint venture with Mobil Corporation (Mobil) in the Trading and Marketing operation of the Energy Services segment (see Note 3 to the Consolidated Financial Statements, "Business Combinations and Acquisitions -- Duke Energy Trading and Marketing, L.L.C.").

     Included in the amounts discussed below are intercompany transactions that do not impact consolidated earnings before interest and taxes.

                           Natural Gas Transmission



                                             1997          1996          1995
                                        ------------- ------------- -------------
                                                   Dollars in Millions
Revenue ...............................  $  1,572.1    $  1,556.3    $  1,533.4
Operating Expenses ....................       964.4         972.5         971.1
                                         ----------    ----------    ----------
Operating Income ......................       607.7         583.8         562.3
Other Income, Net of Expenses .........        16.7          11.7           5.3
                                         ----------    ----------    ----------
EBIT ..................................  $    624.4    $    595.5    $    567.6
                                         ==========    ==========    ==========
Volumes, TBtu(a) ......................       2,862         2,939         2,703

---------
(a) Trillion British thermal units

     During 1997, the Natural Gas Transmission segment completed the organization of its operations into the Northeast Pipelines, which includes Texas Eastern Transmission Corporation (TETCO) and Algonquin Gas Transmission Company (Algonquin), and the Midwest Pipelines, which includes Panhandle Eastern Pipe Line Company (PEPL) and Trunkline Gas Company (Trunkline). Earnings before interest and taxes for the Natural Gas Transmission segment increased 5% in 1997 over the prior year, with increases in earnings at Northeast Pipelines and Midwest Pipelines of 5% and 4%, respectively. Earnings before interest and taxes increased primarily due to market-expansion projects placed in service and the favorable resolution of regulatory matters in 1997 in amounts in excess of those resolved in 1996. The resolution of regulatory matters was reflected as additional revenue and other income. The increases were partially offset by certain litigation expenses recorded in 1997.

     In 1996, earnings before interest and taxes for the Natural Gas Transmission segment increased 5% over 1995. This was primarily due to a 9% increase in throughput resulting from new pipeline expansion projects placed in service in late 1995 and due to colder weather, which increased revenues. Operating expenses in 1995 included a charge for higher Order 636 transition cost estimates, partially offset by the benefit of lower-than-projected PCB (polychlorinated biphenyl) clean-up costs (see Note 5 to the Consolidated Financial Statements, "Regulatory Matters").


Energy Services

     As noted previously in the table of Earnings Before Interest and Taxes by Business Segment, earnings before interest and taxes for the Energy Services segment in 1997 decreased slightly as compared to 1996, which was 32% higher than 1995 earnings before interest and taxes. During 1997, 1996 and 1995, these fluctuations were driven primarily by the results of operations of Field Services and Trading and Marketing.


Field Services



                                                            1997          1996          1995
                                                       ------------- ------------- -------------
                                                                  Dollars In Millions
Revenue ..............................................  $  3,054.6    $  2,636.5    $  1,791.4
Operating Expenses ...................................     2,897.9       2,487.1       1,694.6
                                                        ----------    ----------    ----------
Operating Income .....................................       156.7         149.4          96.8
Other Income, Net of Expenses ........................         0.3           2.2           9.3
                                                        ----------    ----------    ----------
EBIT .................................................  $    157.0    $    151.6    $    106.1
                                                        ==========    ==========    ==========
Volumes
  Natural Gas Gathered/ Processed, TBtu/d(a) .........         3.4           2.9           1.9
  NGL Production, MBbl/d(b) ..........................       103.9          76.5          54.8

---------
(a) Trillion British thermal units per day
(b) Thousand barrels per day

     Field Services' earnings before interest and taxes increased 4% for 1997 over 1996 primarily due to higher volumes as a result of acquisitions in 1996. Natural gas gathered and processed volumes increased 17% and natural gas liquids (NGL) production increased 36%. Partially offsetting these increases were higher natural gas prices, which increased operating expenses, and a decrease in NGL prices of 8%, which decreased revenues.

     Earnings before interest and taxes for Field Services increased 43% in 1996 as compared with 1995. Strong processing margins and increased gathering and processing volumes related to expansion projects and asset acquisitions, primarily the acquisition of assets from Mobil, contributed to the increase in revenues. Average NGL prices increased 30%, while NGL production increased 40%. These improvements were partially offset by increased operating expenses and depreciation as a result of the Mobil asset acquisition and other projects placed in service. A gain on the sale of an investment in Seagull Shoreline System in 1995 caused a comparative reduction in other income.


Trading and Marketing



                                              1997          1996          1995
                                         ------------- ------------- -------------
                                                    Dollars in Millions
Revenue ................................  $  7,488.7    $  3,814.0    $  1,866.7
Operating Expenses .....................     7,446.0       3,757.7       1,846.7
                                          ----------    ----------    ----------
Operating Income .......................        42.7          56.3          20.0
Other Income, Net of Expenses ..........         1.7           1.6      (    2.9)
                                          ----------    ----------    ----------
EBIT ...................................  $     44.4    $     57.9    $     17.1
                                          ==========    ==========    ==========
Volumes
  Natural Gas Marketed, TBtu/d .........         6.9           5.5           3.6
  Electricity Marketed, GWh(a) .........      64,650         4,229           513

---------
(a) Gigawatt-hours


     A wholly owned subsidiary of the Company acquired the remaining 50% ownership interest in the Duke/Louis Dreyfus, L.L.C. (D/LD) joint venture in June 1997. This acquisition, coupled with a full year of operations of the joint venture with Mobil formed in August 1996, accounted for the significant increases in Trading and Marketing revenues, related operating expenses (including increased purchased power expense) and volumes in 1997 over 1996. Natural gas marketed volumes increased 25%, in addition to increases in natural gas margins from trading activities, which were largely offset by the emerging electric power trading and marketing activities. Higher operating expenses, driven mainly by increased personnel levels and system development costs to provide the necessary infrastructure for growth in the trading and marketing business, resulted in a decrease in earnings before interest and taxes in 1997 as compared to 1996.


     In 1996, Trading and Marketing's earnings before interest and taxes increased $40.8 million as compared to 1995 primarily as a result of expanded operations due to the joint venture with Mobil. The increase resulted primarily from higher gas volumes, improved margins resulting from colder weather and gas price volatility, and higher trading margins. Total gas volumes marketed increased 53%. The increase in margins was partially offset by higher operating expenses related to the joint venture with Mobil.


Other Operations

     As noted previously in the table of Earnings Before Interest and Taxes by Business Segment, earnings before interest and taxes for Crescent Resources increased 11% in 1997 over 1996. The increase was primarily due to gains associated with bulk land sales in 1997. In 1996, earnings before interest and taxes for Crescent Resources increased 37% over 1995 resulting from increased developed lot sales as well as bulk land sales.

     Also noted previously in the table of Earnings Before Interest and Taxes by Business Segment, earnings before interest and taxes for Other Operations, excluding Crescent Resources, declined $50.3 million in 1997 as compared to 1996. The decrease was due primarily to increased non-recurring merger related costs and the 1997 amortization of goodwill associated with the purchase of the remaining 50% ownership interest in the D/LD joint venture. These decreases were partially offset by a gain on the sale of the Company's ownership interest in the Midland Cogeneration Venture in 1997.

     In 1996, earnings before interest and taxes for Other Operations, excluding Crescent Resources, decreased $29.8 million as compared to 1995 primarily as a result of losses related to the start-up activities of a wireless communications joint venture.

Other Impacts on Net Income

     In 1997, interest expense decreased $17.9 million, or 8%, as compared to 1996 as a result of lower interest rates. Interest expense in 1996 decreased 3% as compared with 1995 as a result of lower average interest rates and lower average debt balances outstanding.

     Minority interests in 1997 and 1996 relate primarily to the joint venture with Mobil.

     On October 1, 1996, a subsidiary of the Company redeemed its $150 million, 10% debentures and its $100 million, 10 1/8% debentures, both due 2011. The Company recorded a non-cash extraordinary item of $16.7 million (net of income tax of $10.3 million) related to the unamortized discount on this early retirement of debt.


LIQUIDITY AND CAPITAL RESOURCES

     Operating Cash Flow. Operating cash flows decreased $233.7 million from 1996 to 1997. This decrease reflects the cash impacts of natural gas transition cost recoveries and receivables sold in 1996 and repaid in 1997 which were classified as current liabilities. Additionally, payments associated with rate case settlements during 1997 caused cash flows from operations to decrease.

     Operating cash flows increased $359.1 million from 1995 to 1996, primarily reflecting higher 1996 earnings, net cash inflows related to Order 636 transition costs and lower tax payments. In 1996, TETCO received $98.6 million from the sale of the right to collect certain Order 636 transition costs, with limited recourse. Increases in accounts receivable, related to higher levels of trading and marketing activities of the Trading and Marketing Operations, were mostly offset by corresponding increases in accounts payable. The Company also received $100 million for accounts receivable sold that remained outstanding at December 31, 1996.

     Assets and liabilities recorded in the Consolidated Balance Sheets related to the natural gas transition cost recoveries and the related cash flow impacts are effected by state and federal regulatory initiatives and specific agreements. For more information on the natural gas transition cost recoveries, see Note 5 to the Consolidated Financial Statements, "Regulatory Matters."

     Investing Cash Flow. Capital and investment expenditures were aproximately $1.3 billion in 1997 as compared with approximately $961.1 million in 1996. Increased capital and investment expenditures were partially due to the acquisition of the remaining 50% ownership interest in the D/LD joint venture and the acquisition of an ownership interest in American Ref-Fuel Company. Additionally, increased business expansion for the Natural Gas Transmission segment caused expenditures to increase. These increases were partially offset by the 1996 acquisition of certain assets from Mobil.

     The Company participated in the marketing of electric power and natural gas through its 50% ownership interest in D/LD. On June 17, 1997, the Company, through one of its subsidiaries, acquired the remaining 50% ownership interest in D/LD from affiliates of Louis Dreyfus Corp. for $247 million. The purchase price substantially represents goodwill, which will be amortized over 10 years.


     Also in June 1997, the Company signed a letter of intent to build a $265 million, 520-megawatt combined cycle natural gas fired merchant generation plant in Bridgeport, Connecticut. The Company will be majority owner, with the first phase of the project scheduled to provide power in mid-1998. The project is currently under construction.

     During December 1997, a wholly owned subsidiary of the Company formed a joint venture with UAE Ref-Fuel L.L.C. (UAE), a wholly owned subsidiary of United American Energy Corp. The Company owns a 65% interest in the joint venture, with UAE owning a 35% minority interest. The joint venture acquired a 50% ownership interest in American Ref-Fuel Company, a waste-to-energy firm, with operations primarily in New York and New Jersey. Thus, the Company has an indirect 32.5% ownership interest in American Ref-Fuel Company and provided $237 million of investment and financing to the venture.

     During 1997, the Company sold its equity interest in certain affiliates and its ownership in trading and marketing operations in the United Kingdom. Proceeds from these sales were $87 million.

     Capital and investment expenditures in 1996 included the acquisition of certain assets of Mobil for approximately $300 million by Field Services. The increase in capital and investment expenditures in 1996 over 1995 was a result of this acquisition and other Energy Services expansion projects.

     The Company plans to maintain its regulated facilities and pursue business expansion of its regulated operations as opportunities arise. Projected 1998 capital and investment expenditures for the Natural Gas Transmission segment, including allowance for funds used during construction, are approximately $300 million. This projection is subject to periodic review and revisions. Actual expenditures incurred may vary from such estimates due to various factors, including business expansion opportunities, environmental matters and cost and availability of capital.

     The Energy Services segment plans to spend approximately $100 million in 1998 for required capital expenditures at its existing facilities. In addition, the Company is seeking to significantly grow its Energy Services businesses, primarily through the Global Asset Development business unit. One expansion opportunity includes the 520-megawatt combined cycle natural gas fired merchant generation plant in Bridgeport, Connecticut already under construction. Another growth opportunity includes the recently announced agreement to purchase from Pacific Gas & Electric Company three power plants in California. The power plants have a combined capacity of 2,645 megawatts. The purchase price is estimated at approximately $500 million and the transaction is expected to close during 1998. Global Asset Devleopment is actively pursuing other similar initiatives which will likely require significant capital and investment expenditures in 1998. Potential investments will be subject to periodic review and revision and may vary significantly depending on the value-added opportunities presented.

     Projected capital and investment expenditures for 1998 of the Other Operations segment are approximately $200 million, consisting primarily of Crescent Resources' real estate operations. These projected capital and investment expenditures are subject to periodic review and revision and may vary significantly depending on the value-added opportunities presented.

     Financing Cash Flow. The Company's consolidated capital structure at December 31, 1997, including short-term debt, was 48% debt and 52% common equity. Fixed charges coverage, using the SEC method, was 3.7 times for 1997 compared to 3.6 and 3.2 times for 1996 and 1995, respectively.

     Subsequent to the merger, several rating agencies reviewed and in some cases revised their debt ratings for PanEnergy, PEPL, and TETCO. As of December 31, 1997, the Company has been assigned a corporate credit rating of A by Standard & Poor's Group and an indicative senior debt rating of A3 by Moody's Investors Service. The Company's intent is to maintain these credit ratings.

     During August 1997, the Company instituted a new commercial paper program, increasing its available commercial paper facilities to $1.25 billion. The Company's total commercial paper facilities were $400 million at December 31, 1996. These facilities are supported by various bank credit agreements which totaled $1.4 billion and $1.0 billion at December 31, 1997 and 1996, respectively. As a result of the revised commercial paper program and the related credit facilities, the Company terminated the prior commercial paper program and related bank facilities held by the Company and PanEnergy. At December 31, 1997, $933.7 million of commercial paper and $77 million of bank borrowings were outstanding.


     Since December 31, 1996, $114.5 million of the Company's medium term notes matured. These retirements were funded primarily through the Company's commercial paper facilities.

     Dividends and debt repayments, along with operating and investing requirements, are expected to be funded by cash from operations, debt and commercial paper issuances and available credit facilities. The Company's subsidiaries have authority to issue up to $250 million aggregate principal amount of unsecured debt securities under shelf registration statements filed with the Securities and Exchange Commission, which would be utilized to fund the operations of Natural Gas Transmission. As noted previously, the Company is seeking to significantly grow its Energy Services businesses, which will likely require significant additional financing. The Company plans to fund Energy Services growth opportunities through a combination of internally generated cash and external debt. Debt financing will be obtained through the Company's commercial paper program and by accessing the capital markets. In connection with its plans to access the capital markets, the Company has filed a $1 billion shelf registration with the Securities and Exchange Commission concurrently with this Form 10.



QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Interest Rate Risk. The Company is exposed to changes in interest rates as a result of significant financing through its issuance of variable-rate debt, fixed-rate debt and commercial paper. The Company manages its interest rate exposure by limiting its variable-rate exposure to a certain percentage of total capitalization, as set by policy, and by monitoring the effects of market changes in interest rates. (See Note 7, "Financial Instruments and Risk Management" and Note 10, "Debt and Credit Facilities" to the Consolidated Financial Statements.)

     If market interest rates average 1% more in 1998 than in 1997, the Company's interest expense, would increase, and income before taxes would decrease by approximately $11.3 million. This amount has been determined by considering the impact of the hypothetical interest rates on the Company's variable-rate debt balances and commercial paper balances as of December 31, 1997. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. In the event of a significant change in interest rates, management would likely take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in the Company's financial structure.


     Commodity Price Risk. The Company, substantially through its subsidiaries, is exposed to the impact of market fluctuations in the price and transportation costs of natural gas, electricity and petroleum products marketed and employs established policies and procedures to manage its risks associated with these market fluctuations using various commodity derivatives, including futures, swaps and options. (See Note 2 to the Consolidated Financial Statements, "Summary of Significant Accounting Policies" and Note 7 to the Consolidated Financial Statements, "Financial Instruments and Risk Management.") The Company measures the risk in its commodity derivative portfolio on a daily basis utilizing a Value-at-Risk (VAR) model to determine the maximum potential one-day favorable or unfavorable impact on its earnings and monitors its risk in comparison to established thresholds. The Company also utilizes other measures to monitor the risk in its commodity derivative portfolio on a monthly, quarterly and annual basis. The VAR computations are based on a 95% confidence level and an historical simulation, which utilizes price movements over a specified period to simulate forward price curves in the energy markets to estimate the favorable or unfavorable impact of one-day's price movement on the existing portfolio. The Company's historical simulation emphasizes the most recent market activity, which is considered the most relevant predictor of future market movements for natural gas, electricity and petroleum products. The VAR computations utilize several key assumptions, including the confidence level for the resultant price movement and the holding period chosen for the calculation. The Company's calculation includes commodity derivative instruments held for trading purposes and excludes the effects of written and embedded physical options in the trading portfolio. At December 31, 1997, the Company's estimated potential one-day favorable or unfavorable impact on income before taxes, as measured by VAR, related to its commodity derivatives held for trading purposes, was approximately $2 million. Changes in markets inconsistent with historical trends could cause actual results to exceed predicted limits. Market risks associated with commodity derivatives held for purposes other than trading were not material at December 31, 1997.


     Subsidiaries of the Company are also exposed to market fluctuations in the price of NGLs related to their ongoing gathering and processing operating activities. Because the Company generally does not maintain an inventory of NGLs or actively trade commodity derivatives related to NGLs, the Company was not exposed to this risk at December 31, 1997. However, the Company closely monitors the risks associated with NGL price changes on its future operations.

     Foreign Operations Risk. The Company has investments in several international operations, many of which are joint ventures. At December 31, 1997, the Company had investments in international affiliates of $230.1 million. These investments represent primarily investments in affiliates which own energy-related production, generation and transmission facilities.

     The Company is exposed to foreign currency risk, sovereign risk and other foreign operations risks, primarily through investments in affiliates of $43.6 million in Asia and $100.7 million in South America. In order to mitigate risks associated with foreign currency fluctuations, the majority of contracts entered into by the Company or its affiliates are denominated in or indexed to the U.S. dollar. Other exposures to foreign currency risk, sovereign risk or other foreign operations risk are periodically reviewed by management and were not material to the Company's consolidated results of operations or financial position during the period.


CURRENT ISSUES

     Operations Outlook. Due to increased competition, especially for the Midwest Pipelines, relatively slow growth is expected for future operations of the Company's Natural Gas Transmission segment. The Natural Gas Transmission segment continues to offer selective discounting to maximize revenues from existing capacity and to advance projects that provide expanded services to meet the specific needs of customers. Several projects have been announced that position the Natural Gas Transmission segment to meet increasing demand for gas in northeast markets by providing continuous paths from new supplies in both eastern and western Canada in addition to traditional domestic supply basins.

     The Company is seeking to significantly grow its Energy Services segment. Deregulation of energy markets in the U.S. and abroad is providing substantial opportunities for the Energy Services business units to capitalize on their broad capabilities. Growth is expected to be achieved through acquisitions, construction of greenfield projects and expansion of existing facilities as value-added opportunities present themselves.

     The strong real estate market in the southeast continues to present substantial growth opportunities for Crescent Resources. In 1997, Crescent Resources initiated development of significant office and industrial facilities in each of its established markets to capitalize on market conditions.

     Environmental. The Company is subject to federal, state and local regulations regarding air and water quality, hazardous and solid waste disposal and other environmental matters.

     Superfund Sites. Subsidiaries of the Company are considered by regulators to be a potentially responsible party and may be subject to future liability at six federal Superfund sites. While the cost of remediation of the remaining sites may be substantial, the Company's subsidiaries will share in any liability associated with remediation of contamination at such sites with other potentially responsible parties. Management is of the opinion that resolution of these matters will not have a material adverse effect on the consolidated results of operation or financial position of the Company.

     PCB (Polychlorinated Biphenyl) Assessment and Clean-up Programs. TETCO, a wholly owned subsidiary of the Company, is currently conducting PCB assessment and clean-up programs at certain of its compressor station sites under conditions stipulated by a U.S. Consent Decree. The programs include on- and off-site assessment, installation of on-site source control equipment and groundwater monitoring wells, and on- and off-site clean-up work. TETCO expects to complete these clean-up programs during 1998. Groundwater monitoring activities will continue at several sites beyond 1998.

     The Company has also identified environmental contamination at certain sites on the PEPL and Trunkline systems and is undertaking clean-up programs at these sites. The contamination resulted from the past use of lubricants containing PCBs and the prior use of wastewater collection facilities and other on-site disposal areas. Soil and sediment testing, to date, has detected no significant off-site contamination. The Company has communicated with the Environmental Protection Agency (EPA) and appropriate state regulatory agencies on these matters. Environmental clean-up programs are expected to continue until 2002.

     At December 31, 1997 and 1996, the Company had accrued liabilities for remaining estimated clean-up costs on the TETCO, PEPL and Trunkline systems, which were included in Environmental Clean-up Liabilities in the Consolidated Balance Sheets. These cost estimates represent gross clean-up costs expected to be incurred, have not been discounted or reduced by customer recoveries and do not include fines, penalties or third-party claims. Costs expected to be recovered from customers are included in the Consolidated Balance Sheets as of December 31, 1997 and 1996, as Regulatory Assets and Deferred Debits.

     In 1987, the Commonwealth of Kentucky instituted a suit in state court against TETCO, alleging improper disposal of PCBs at TETCO's three compressor station sites in Kentucky. This suit is still pending. In 1996, TETCO completed clean-up of these sites under the U.S. Consent Decree.

     The federal and state clean-up programs are not expected to interrupt or diminish the Company's ability to deliver natural gas to customers. Based on the Company's experience to date and costs incurred for clean-up operations, management believes the resolution of matters relating to the environmental issues discussed above will not have a material adverse effect on the consolidated results of operations or financial position of the Company.

     Air Quality Control. In 1994, the State of Missouri issued a Notice of Violation to PEPL alleging violations of Missouri air pollution regulations at the Company's Houstonia compressor station. The Company is in negotiations with the State to resolve this matter. The State is seeking a penalty and correction of the alleged violations.

     In December 1997, the United Nations held negotiations in Kyoto, Japan to determine how to achieve worldwide stabilization of greenhouse gas emissions, including carbon dioxide emissions from fossil-fired generating facilities. Because this matter is in the early stages of discussion, the Company cannot estimate the effects on future consolidated results of operations or financial position of the Company.

     Litigation and Contingencies. For information concerning litigation and other commitments and contingencies, see Note 11 to the Consolidated Financial Statements, "Commitments and Contingencies."

     Computer Systems Changes for the Year 2000. The Company is incurring incremental costs to modify existing computer systems to accommodate the year 2000 and beyond. The Company is currently making modifications to its programs and is of the opinion that remaining modifications will be completed before significant problems related to the year 2000 arise. Management is of the opinion that the costs associated with these modifications will not have a material adverse effect on the consolidated results of operations or financial position of the Company.

     Rate Matters. On April 28, 1998, TETCO filed with the FERC a proposed settlement to accelerate recovery of natural gas transition costs and to reduce depreciation expense to more appropriately reflect the estimated useful lives of its facilities, principally interstate natural gas pipelines. The Company reviewed the condition of its natural gas pipeline facilities and current maintenance practices, and concluded that extension of the useful lives was appropriate. The proposed settlement reduces customer rates as a result of reduced depreciation expense offset by the accelerated recovery of natural gas transition costs. TETCO anticipates implementation of the proposed settlement as early as August 1998. The proposed settlement is not expected to have a material effect on the net results of operations or financial position of the Company. As a result of the proposed settlement, cash flows from operations are not expected to change for the first two years after implementation due to the offsetting effect on customer rates of the reduced depreciation expense and increased recovery of natural gas transition costs. Once the natural gas transition costs are fully recovered, cash flows from operations are expected to decrease during 2001 through 2003 by an estimated total of $270 million.

     Forward-Looking Statements. From time to time, the Company may make statements regarding its assumptions, projections, expectations, intentions or beliefs about future events. These statements are intended as "forward-looking statements". The Company cautions that assumptions, projections, expectations, intentions or beliefs about future events may and often do vary from actual results and the differences between assumptions, projections, expectations, intentions or beliefs and actual results can be material. Accordingly, there can be no assurance that actual results will not differ materially from those expressed or implied by the forward-looking statements. The following are some of the factors that could cause actual achievements and events to differ materially from those expressed or implied in such forward-looking statements: state and federal legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures, and affect the speed and degree to which competition enters the electric and natural gas industries; industrial, commercial and residential growth in the service territories of the Company and its subsidiaries; the weather and other natural phenomena; the timing and extent of changes in commodity prices and interest rates; changes in environmental and other laws and regulations to which the Company and its subsidiaries are subject or other external factors over which the Company has no control; the results of financing efforts; growth in opportunities for the Company's subsidiaries; and the effect of the Company's accounting policies, in each case during the periods covered by the forward-looking statements.



Item 3. Properties.


NATURAL GAS TRANSMISSION

     TETCO's gas transmission system extends approximately 1,700 miles from producing fields in the Gulf Coast region of Texas and Louisiana to Ohio, Pennsylvania, New Jersey and New York. It consists of two parallel systems, one consisting of three large-diameter parallel pipelines and the other consisting of from one to three large-diameter pipelines over its length. TETCO's system, including its gathering systems, has 73 compressor stations. The TETCO system connects with the PEPL and Trunkline systems in Lebanon, Ohio.

     TETCO also owns and operates two offshore Louisiana gas supply systems, which extend over 100 miles into the Gulf of Mexico and consist of 490 miles of pipeline.

     Algonquin's transmission system connects with TETCO's facilities in New Jersey, and extends through New Jersey, New York, Connecticut, Rhode Island and Massachusetts. The system consists of approximately 250 miles of pipeline with 6 compressor stations.

     PEPL's transmission system, which consists of four large-diameter parallel pipelines and 13 mainline compressor stations, extends a distance of approximately 1,300 miles from producing areas in the Anadarko Basin of Texas, Oklahoma and Kansas through the states of Missouri, Illinois, Indiana and Ohio into Michigan.

     Trunkline's transmission system extends approximately 1,400 miles from the Gulf Coast areas of Texas and Louisiana through the states of Arkansas, Mississippi, Tennessee, Kentucky, Illinois and Indiana to a point on the Indiana-Michigan border. The system consists principally of three large-diameter parallel pipelines and 18 mainline compressor stations.

     Trunkline also owns and operates two offshore Louisiana gas supply systems consisting of 337 miles of pipeline extending approximately 81 miles into the Gulf of Mexico.

     For information concerning natural gas storage properties, see "Business, Natural Gas Transmission."


ENERGY SERVICES

     For information regarding the properties of Field Services, see "Business, Energy Services -- Field Services."

     Global Asset Development owns two LNG ships, each with a transportation capacity of 125,000 cubic meters of LNG. Both vessels have been chartered to Nigeria LNG Limited (Nigeria LNG) for 22 years starting in 1999. Under the terms of the charter, Nigeria LNG will have the right to purchase the vessels.

     Global Asset Development also owns a marine terminal, storage and regasification facility for LNG located in Louisiana. The LNG facility has a design output capacity of approximately 700 million cubic feet per day (MMcf/d) and a storage capacity of approximately 1.8 million barrels, which approximates 6 Bcf.

     Other generation, transmission and distribution properties of Global Asset Development are owned primarily through joint ventures in which the Company's ownership interest is 50% or less.

     Properties of Trading and Marketing and Other Energy Services are not considered material to the Company's operations as a whole.


OTHER OPERATIONS

     None of the properties used in connection with the Company's other business activities are considered material to the Company's operations as a whole.


Item 4. Security Ownership of Certain Beneficial Owners and Management.

     Omitted.


Item 5. Directors and Executive Officers.

     Omitted.


Item 6. Executive Compensation.

     Omitted.


Item 7. Certain Relationships and Related Transactions.

     Omitted.


Item 8. Legal Proceedings.

     See Note 11 to the Consolidated Financial Statements, "Commitments and Contingencies" and "Management's Discussion and Analysis of Results of Operations and Financial Condition, Current Issues -- Environmental" for a discussion of material legal proceedings.


Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

     All of the outstanding Common Stock of the Company is, as of the date hereof, owned by Duke Energy. There is no market for the Common Stock. Dividends on the Common Stock will be paid when declared by the Board of Directors. At present, the Company has no plans to pay a dividend on the Common Stock.


Item 10. Recent Sales of Unregistered Securities.

     None.


Item 11. Description of Registrant's Securities to be Registered.

     The Company's Restated Certificate of Incorporation authorizes the issuance of 3,000 shares of Common Stock without par value. As of December 31, 1997, 1,010 shares were issued and outstanding, all of which were duly and validly issued and fully paid and nonassessable. Holders of Common Stock are entitled to one vote for each share on all matters voted on by stockholders and, except as otherwise required by law, the holders of such shares possess all voting power. The Restated Certificate of Incorporation does not provide for cumulative voting in the election of directors. Holders of Common Stock have no preemptive, redemption or conversion rights and are not liable for further calls or assessments. Holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors of the Company from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders.

Item 12. Indemnification of Directors and Officers.
     The Company's Restated Certificate of Incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Such right to indemnification includes the right to have the Company pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the Delaware General Corporation Law. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the Restated Certificate of Incorporation, By-Law, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any director, officer, employee or agent of the Company thereunder in respect of any occurrence or matter arising prior to any such repeal or modification. The Restated Certificate of Incorporation also specifically authorizes the Company to maintain insurance and to grant similar indemnification rights to employees or agents of the Company.

     The Restated Certificate of Incorporation also provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for the breach of fiduciary duty as a director, except, if required by the Delaware General Corporation Law as amended from time to time, for liability (i) for any breach of the director's duty of loyalty to the Company or the stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.

     While the Restated Certificate of Incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Restated Certificate of Incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care.


Item 13. Financial Statements and Supplementary Data.


            PART I. AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDED
                       DECEMBER 31, 1997, 1996 AND 1995


                         INDEPENDENT AUDITORS' REPORT
DUKE CAPITAL CORPORATION:

We have audited the accompanying consolidated balance sheet of Duke Capital Corporation (formerly Church Street Capital Corporation) and subsidiaries (the Company) as of December 31, 1997 and the related consolidated statements of income, common stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

We previously audited and reported on the consolidated balance sheet of Church Street Capital Corporation as of December 31, 1996 and the related consolidated statements of income and retained earnings, and of cash flows for each of the two years in the period then ended, prior to their restatment to reflect the 1997 combination with PanEnergy Corp similar to a pooling of interests described in Note 1 to the consolidated financial statements. The contribution of Church Street Capital Corporation and subsidiaries to revenues and net income represented 3% and 10% for 1996 and 3% and 13% for 1995 of the respective restated totals. Separate financial statements of PanEnergy Corp and subsidiaries included in the restated consolidated balance sheet as of December 31, 1996 and the related restated consolidated statements of income, common stockholder's equity, and cash flows for each of the two years in the period then ended, were audited and reported on separately by other auditors. We also audited the combination of the accompanying consolidated balance sheet as of December 31, 1996 and of the related consolidated statments of income, common stockholder's equity, and cash flows for each of the two years in the period then ended, after restatement to reflect the 1997 combination with PanEnergy Corp similar to a pooling of interests; in our opinion, such consolidated statements have been properly combined on the basis described in Note 1 to the consolidated financial statements.


/s/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina
February 13, 1998

                         INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS
PANENERGY CORP:

     We have audited the consolidated balance sheet of PanEnergy Corp and Subsidiaries as of December 31, 1996, and the related consolidated statements of income, common stockholders' equity, and cash flows for the year ended December 31, 1996 and 1995 (not presented herein). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PanEnergy Corp and Subsidiaries as of December 31, 1996 and the results of their operations and their cash flows for the years ended December 31, 1996 and 1995 in conformity with generally accepted accounting principles.


/S/ KPMG PEAT MARWICK LLP

Houston, Texas
January 16, 1997

                           DUKE CAPITAL CORPORATION


                       CONSOLIDATED STATEMENTS OF INCOME



                                                                                     Years Ended December 31
                                                                            -----------------------------------------
                                                                                 1997          1996          1995
                                                                            ------------- ------------- -------------
                                                                                           In Millions
Operating Revenues
 Natural gas and petroleum products
   Sales, trading and marketing of natural gas and petroleum products .....   $ 8,150.7    $  5,848.0    $  3,397.2
   Transportation and storage of natural gas ..............................     1,503.5       1,522.9       1,500.6
 Trading and marketing of electricity .....................................     1,664.9          77.8           9.8
 Other ....................................................................       595.7         367.4         280.1
                                                                              ---------    ----------    ----------
   Total operating revenues ......................................... .....    11,914.8       7,816.1       5,187.7
                                                                              ---------    ----------    ----------
Operating Expenses
 Natural gas and petroleum products purchased .............................     7,705.2       5,414.3       3,119.3
 Purchased power ..........................................................     1,658.1          78.1          11.9
 Other operation and maintenance ..........................................     1,278.7       1,061.5         890.6
 Depreciation and amortization ............................................       342.0         308.5         285.0
 Property and other taxes .................................................        95.0          84.4          87.1
                                                                              ---------    ----------    ----------
   Total operating expenses ...............................................    11,079.0       6,946.8       4,393.9
                                                                              ---------    ----------    ----------
Operating Income ..........................................................       835.8         869.3         793.8
                                                                              ---------    ----------    ----------
Other Income and Expenses
 Allowance for funds used during construction .............................         3.0           1.9           3.7
 Other, net ...............................................................        33.7          18.2          14.3
                                                                              ---------    ----------    ----------
   Total other income and expenses ........................................        36.7          20.1          18.0
                                                                              ---------    ----------    ----------
Earnings Before Interest and Taxes ........................................       872.5         889.4         811.8
Interest Expense ..........................................................       214.2         232.1         239.5
Minority Interests ........................................................        21.4           6.2            --
                                                                              ---------    ----------    ----------
Earnings Before Income Taxes ..............................................       636.9         651.1         572.3
Income Taxes ..............................................................       256.6         252.1         224.2
                                                                              ---------    ----------    ----------
Income Before Extraordinary Item ..........................................       380.3         399.0         348.1
Extraordinary Item (net of tax) ...........................................          --          16.7            --
                                                                              ---------    ----------    ----------
Net Income ................................................................   $   380.3    $    382.3    $    348.1
                                                                              =========    ==========    ==========

                See Notes to Consolidated Financial Statements.

                           DUKE CAPITAL CORPORATION


                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                              Years Ended December 31
                                                                                       -------------------------------------
                                                                                            1997         1996        1995
                                                                                       ------------- ----------- -----------
                                                                                                    In Millions
CASH FLOWS FROM OPERATING ACTIVITIES
 Net Income ..........................................................................  $    380.3    $  382.3    $  348.1
 Adjustments to reconcile net income to net cash provided by operating activities:
 Depreciation and amortization .......................................................       349.5       325.9       302.0
 Deferred income taxes ...............................................................       132.5       103.6       116.4
 Extraordinary item, net of tax ......................................................          --        16.7          --
 Natural gas transition cost recoveries ..............................................    (   35.6)       90.9      ( 85.2)
 (Increase) Decrease in
   Receivables .......................................................................    (  240.8)     (648.4)     (169.0)
   Inventory .........................................................................    (   11.4)        4.6      ( 11.7)
   Other current assets ..............................................................    (    6.0)       10.8        95.0
 Increase (Decrease) in
   Accounts payable ..................................................................       197.8       582.0        40.8
   Taxes accrued .....................................................................        32.8        14.7        17.4
   Interest accrued ..................................................................    (    9.0)     (  9.4)        4.1
   Other current liabilities .........................................................    (   45.6)     (  6.9)     (  4.6)
 Other, net ..........................................................................    (   46.1)       65.3      ( 80.3)
                                                                                        ----------    --------    --------
   Net cash provided by operating activities .........................................       698.4       932.1       573.0
                                                                                        ----------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES
 Capital expenditures ................................................................    (  613.8)     (788.1)     (523.0)
 Investment expenditures .............................................................    (  673.4)     (173.0)     ( 96.9)
 Proceeds from sales and other .......................................................       108.6        96.1        78.6
                                                                                        ----------    --------    --------
   Net cash used in investing activities ........................................ ....    (1,178.6)     (865.0)     (541.3)
                                                                                        ----------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from the issuance of
   Long-term debt ....................................................................       947.6       327.6       259.8
   Common stock ......................................................................         6.0        11.8        16.5
 Payments for the redemption of long term debt .......................................    (  200.2)     (523.9)     (335.3)
 Net change in notes payable and commercial paper ....................................    (  221.4)      209.1       145.0
 Capital contributions from parent ...................................................          --        65.0          --
 Dividends paid ......................................................................    (   82.6)     (142.5)     (149.5)
 Other, net ..........................................................................    (   26.3)     ( 15.6)     (  2.0)
                                                                                        ----------    --------    --------
   Net cash provided by (used in) financing activities .......................... ....       423.1      ( 68.5)     ( 65.5)
                                                                                        ----------    --------    --------
 Net decrease in cash and cash equivalents ...........................................    (   57.1)     (  1.4)     ( 33.8)
 Cash and cash equivalents at beginning of year ......................................       151.4       152.8       186.6
                                                                                        ----------    --------    --------
 Cash and cash equivalents at end of year ............................................  $     94.3    $  151.4    $  152.8
                                                                                        ==========    ========    ========
Supplemental Disclosures
 Cash paid for interest (net of amounts capitalized) .................................  $    222.4    $  233.0    $  230.6
 Cash paid for income taxes ..........................................................  $    112.1    $   85.8    $   89.8

                See Notes to Consolidated Financial Statements.

                           DUKE CAPITAL CORPORATION


                          CONSOLIDATED BALANCE SHEETS



                                                                   December 31
                                                            -------------------------
                                                                 1997         1996
                                                            ------------- -----------
                                                                   In Millions
ASSETS
Current Assets
  Cash and cash equivalents ...............................  $     94.3   $   151.4
  Receivables .............................................     1,621.4     1,254.3
  Inventory ...............................................       182.4       171.0
  Current portion of natural gas transition costs .........        66.9        67.9
  Unrealized gains on mark to market transactions .........       551.3       397.2
  Other ...................................................       140.0       134.0
                                                             ----------   ---------
   Total current assets ......................... .........     2,656.3     2,175.8
                                                             ----------   ---------
Investments and Other Assets
  Investments in affiliates ...............................       685.9       502.9
  Pre-funded pension costs ................................       302.6       280.6
  Goodwill, net ...........................................       503.6       222.1
  Notes receivable ........................................       239.6        63.5
  Other ...................................................       155.2        90.3
                                                             ----------   ---------
   Total investments and other assets ........... .........     1,886.9     1,159.4
                                                             ----------   ---------
Property, Plant and Equipment
  Cost ....................................................     9,696.5     9,189.0
  Less accumulated depreciation and amortization ..........     3,631.3     3,388.3
                                                             ----------   ---------
   Net property, plant and equipment ............ .........     6,065.2     5,800.7
                                                             ----------   ---------
Regulatory Assets and Deferred Debits
  Debt expense ............................................        65.6        74.2
  Regulatory asset related to income taxes ................        16.9         4.5
  Natural gas transition costs ............................       193.7       250.0
  Environmental clean-up costs ............................       103.6       153.2
  Other ...................................................       108.6       133.9
                                                             ----------   ---------
   Total regulatory assets and deferred debits .. .........       488.4       615.8
                                                             ----------   ---------
   Total Assets ................................. .........  $ 11,096.8   $ 9,751.7
                                                             ==========   =========

                See Notes to Consolidated Financial Statements.

                           DUKE CAPITAL CORPORATION
                    CONSOLIDATED BALANCE SHEETS -- Continued




                                                                                       December 31
                                                                                -------------------------
                                                                                     1997         1996
                                                                                ------------- -----------
                                                                                       In Millions
LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
  Accounts payable ............................................................  $  1,338.2   $   996.1
  Notes payable and commercial paper ..........................................       137.7       359.1
  Taxes accrued ...............................................................       119.3        86.5
  Interest accrued ............................................................        50.7        59.7
  Current portion of natural gas transition liabilities .......................        35.0        84.4
  Current portion of environmental clean-up liabilities .......................        26.4        32.4
  Current maturities of long-term debt ........................................        22.5       175.1
  Unrealized losses on mark to market transactions ............................       537.8       388.5
  Other .......................................................................       329.5       375.1
                                                                                 ----------   ---------
   Total current liabilities ............................................ .....     2,597.1     2,556.9
                                                                                 ----------   ---------
Long-term Debt ................................................................     2,918.8     2,028.2
                                                                                 ----------   ---------
Deferred Credits and Other Liabilities
  Deferred income taxes .......................................................     1,363.9     1,226.9
  Natural gas transition liabilities ..........................................        78.4       121.9
  Environmental clean-up liabilities ..........................................       157.6       188.9
  Other .......................................................................       447.3       485.3
                                                                                 ----------   ---------
   Total deferred credits and other liabilities ......................... .....     2,047.2     2,023.0
                                                                                 ----------   ---------
Minority Interests ............................................................       168.3        83.4
                                                                                 ----------   ---------
Commitments and Contingencies
Common Stockholder's Equity
  Common stock, no par, 3,000 shares authorized; 1,010 shares outstanding .....          --          --
  Paid-in-capital .............................................................     2,765.5     2,744.7
  Retained earnings ...........................................................       599.9       315.5
                                                                                 ----------   ---------
   Total common stockholder's equity .................................... .....     3,365.4     3,060.2
                                                                                 ----------   ---------
Total Liabilities and Stockholder's Equity ....................................  $ 11,096.8   $ 9,751.7
                                                                                 ==========   =========

                See Notes to Consolidated Financial Statements.

                           DUKE CAPITAL CORPORATION


            CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY



                                                              Years Ended December 31
                                                       --------------------------------------
                                                           1997         1996         1995
                                                       ------------ ------------ ------------
                                                                    In Millions
Common Stock
 Balance at beginning of year ........................  $      --    $      --    $      --
                                                        ---------    ---------    ---------
 Balance at end of year ..............................         --           --           --
                                                        ---------    ---------    ---------
Paid-in-Capital
 Balance at beginning of year ........................    2,744.7      2,656.6      2,618.6
 Dividend reinvestment and employee benefits .........        6.7         23.1         18.5
 Capital infusion from parent ........................        9.9         65.0         17.0
 Other capital stock transactions, net ...............        4.2           --          2.5
                                                        ---------    ---------    ---------
 Balance at end of year ..............................    2,765.5      2,744.7      2,656.6
                                                        ---------    ---------    ---------
Retained Earnings
 Balance at beginning of year ........................      315.5         75.7     (  122.9)
 Net income ..........................................      380.3        382.3        348.1
 Dividends declared ..................................   (   82.6)    (  142.5)    (  149.5)
 Other capital stock transactions, net ...............   (   13.3)          --           --
                                                        ---------    ---------    ---------
 Balance at end of year ..............................      599.9        315.5         75.7
                                                        ---------    ---------    ---------
Total Common Stockholder's Equity ....................  $ 3,365.4    $ 3,060.2    $ 2,732.3
                                                        =========    =========    =========

                See Notes to Consolidated Financial Statements.

                           DUKE CAPITAL CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


             For the Years Ended December 31, 1997, 1996 and 1995


NOTE 1. NATURE OF OPERATIONS

     Duke Capital Corporation (the Company) (formerly Church Street Capital Corp.) is a wholly owned subsidiary of Duke Energy Corporation (Duke Energy). On June 18, 1997, Duke Power Company (Duke Power) changed its name to Duke Energy Corporation in accordance with the terms of a merger agreement with PanEnergy Corp (PanEnergy), pursuant to which PanEnergy became a wholly owned subsidiary of Duke Energy (the merger). Subsequently, the common stock of PanEnergy was contributed by Duke Energy to the Company, which served as the parent company of Duke Energy's non-utility operations under the name Church

Street Capital Corp. The combination of the Company and PanEnergy was accounted for similar to a pooling of interests and, accordingly, the consolidated financial statements for periods prior to the combination were restated to include the operations of PanEnergy.


     Operating revenues and net income previously reported by the separate companies and the combined amounts presented in the accompanying consolidated financial statements for the years ended December 31, 1996 and 1995 are as follows:



                                              Duke Capital
                                              Corporation    PanEnergy    Adjustments     Combined
                                             ------------- ------------- ------------- -------------
                                                                   In Millions
1996
 Operating revenues ........................   $  271.7     $  7,505.6      $ 38.8      $  7,816.1
 Net income before extraordinary item ......       37.9          361.1          --           399.0
 Net income ................................       37.9          344.4          --           382.3
1995
 Operating revenues ........................   $  169.6     $  4,967.5      $ 50.6      $  5,187.7
 Net income ................................       44.5          303.6          --           348.1

     The adjustment to operating revenues reflects a reclassification of PanEnergy's equity in earnings of unconsolidated affiliates from other income to revenues to be consistent with the Company's financial statement presentation.

     The Company provides financing and credit enhancement services for its subsidiaries. The Company conducts its operating activities through its three business segments:

     Natural Gas Transmission -- Interstate transportation and storage of natural gas for customers in the Mid-Atlantic, New England and Midwest states. The interstate natural gas transmission and storage operations of the Company's wholly owned subsidiaries Texas Eastern Transmission Corporation (TETCO), Algonquin Gas Transmission Company (Algonquin), Panhandle Eastern Pipe Line Company (PEPL), and Trunkline Gas Company (Trunkline) are subject to the rules and regulations of the Federal Energy Regulatory Commission (FERC).

     Energy Services -- Comprised of several separate business units: Field Services -- gathers and processes natural gas, produces and markets natural gas liquids and transports and trades crude oil; Trading and Marketing -- markets natural gas, electricity and other energy-related products; Global Asset Development -- develops, owns and operates energy-related facilities worldwide; and Other Energy Services -- provides engineering consulting, construction and integrated energy solutions.

     Other Operations -- Includes the real estate operations of Crescent Resources, Inc. and the communications services of DukeNet Communications, Inc., wholly owned subsidiaries of the Company. Corporate costs and intersegment eliminations are also reflected in the financial results of this segment.


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Consolidation. The consolidated financial statements reflect consolidation of all of the Company's majority owned subsidiaries after the elimination of intercompany transactions. Investments in other entities that are not majority owned and where the Company has significant influence over operations are accounted for using the equity method.

     The consolidated financial statements are prepared in conformity with generally accepted accounting principles appropriate in the circumstances to reflect in all material respects the substance of events and transactions which should be

                           DUKE CAPITAL CORPORATION

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- Continued

included. In preparing these statements, management makes informed judgments and estimates of the expected effects of events and transactions that are currently being reported. However, actual results could differ from these estimates.

     Consolidated Statements of Cash Flows. All liquid investments with maturities at date of purchase of three months or less are considered cash equivalents.

     Cash flows from investing activities include investments in real estate development projects. Proceeds from the sale of residential real estate development projects are included in cash flows from operating activities. Proceeds from the sale of commercial real estate development projects are included in cash flows from investing activities.

     Inventory. Inventory consists primarily of materials and supplies, and gas held for transmission, processing and sales commitments. Inventory is recorded at the lower of cost or market, primarily using the average cost method.

     Commodity Derivative Instruments. The Company, primarily through its subsidiaries, holds and issues instruments that reduce exposure to market fluctuations in the price and transportation costs of natural gas, petroleum products and electric power marketed. The Company uses futures, swaps and options to manage and hedge price and location risk related to market exposures. In order to qualify as a hedge, the price movements in the commodity derivatives must be highly correlated with the underlying hedged commodity. Gains and losses related to commodity derivatives which qualify as hedges of commodity commitments are recognized in income when the underlying hedged physical transaction closes (the deferral method) and are included in Natural Gas and Petroleum Products Purchased or Purchased Power in the Consolidated Statements of Income. Gains and losses related to such instruments, to the extent not yet settled in cash, are reported as Current Assets or Liabilities, as appropriate, in the Consolidated Balance Sheets until recognized in income. If the derivative instrument is no longer sufficiently correlated to the underlying commodity, or if the underlying commodity transaction closes earlier than anticipated, the deferred gains or losses are recognized in income.

     In addition to non-trading activities, the Company also engages in the trading of commodity derivatives and therefore experiences net open positions. Gains and losses on derivatives utilized for trading are recognized in income on a current basis (the mark to market method) and are also included in Natural Gas and Petroleum Products Purchased or Purchased Power in the Consolidated Statements of Income.


     Goodwill Amortization. The Company amortizes goodwill related to the purchases of Duke/Louis Dreyfus, L.L.C. (D/LD) and Texas Eastern Corporation
(TEC), and certain other natural gas gathering, transmission and processing facilities and engineering consulting businesses on a straight-line basis over 10 years, 40 years, and 15 years, respectively. See Note 3 for a description of the D/LD acquisition. Goodwill recorded as of December 31, 1997 and 1996 related to the 1989 TEC acquisition was $244.8 million. Accumulated amortization of goodwill at December 31, 1997 and 1996 was $123.6 million and $99.7 million, respectively.


     Property, Plant and Equipment. Property, plant and equipment is stated at original cost. The Company capitalizes all construction-related direct labor and materials, as well as indirect construction costs. Indirect costs include general engineering, taxes and the cost of money. The cost of renewals and betterments that extend the useful life of property is also capitalized. The cost of repairs and replacements is charged to expense. Depreciation is generally computed using the straight-line method. The Company's composite weighted-average depreciation rates, were 3.50, 3.37 and 3.33 percent for 1997, 1996 and 1995, respectively.

     At the time property, plant and equipment maintained by the Company's regulated operations are retired, the original cost plus the cost of retirement, less salvage, is charged to accumulated depreciation and amortization. When entire regulated operating units are sold or non-regulated properties are retired or sold, the property and related accumulated depreciation and amortization accounts are reduced and any gain or loss is recorded in income, unless otherwise required by the FERC.


     Impairment of Long-Lived Assets. The recoverability of long-lived assets and intangible assets are reviewed whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Such evaluation is based on various analyses, including undiscounted cash flow projections.

                           DUKE CAPITAL CORPORATION

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- Continued


     Unamortized Debt Premium, Discount and Expense. Expenses incurred in connection with the issuance of presently outstanding long-term debt, and premiums and discounts relating to such debt, are amortized over the terms of the respective issues.


     Also, any call premiums or unamortized expenses associated with refinancing higher-cost debt obligations used to finance regulated assets and operations are amortized consistent with regulatory treatment of these items.

     Environmental Expenditures. Expenditures that relate to an existing condition caused by past operations, and do not contribute to current or future revenue generation, are expensed. Environmental expenditures relating to current or future revenues are expensed or capitalized as appropriate. Liabilities are recorded when environmental assessments and/or clean-ups are probable and the costs can be reasonably estimated. Certain of these environmental assessments and clean-up costs have been deferred and are included in Regulatory Assets and Deferred Debits as they are expected to be recovered from Natural Gas Transmission customers.

     Cost-Based Regulation. The regulated operations of the Company are subject to the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." Accordingly, the Company records certain assets and liabilities that result from the effects of the ratemaking process that would not be recorded under generally accepted accounting principles for non-regulated entities. The regulatory assets and regulatory liabilities of the Company are classified as Regulatory Assets and Deferred Debits and Deferred Credits and Other Liabilities, respectively, in the Consolidated Balance Sheets. The Company regularly evaluates the continued applicability of SFAS No. 71, considering such factors as the impact of competition and necessity to discount cost based rates charged to customers. Increased competition might require entities to reduce their asset balances to reflect a market basis less than cost and would also require entities to write off their associated regulatory assets. Management cannot predict the potential impact, if any, of increased competition on the Company's future financial position and results of operations. However, the Company continues to position itself to effectively meet these challenges by maintaining prices that are competitive.

     Revenues. The Company recognizes revenues on transportation and storage of natural gas as service is provided and on sales of natural gas and petroleum products in the period of delivery. When rate cases associated with the transportation of natural gas are pending final FERC approval, a portion of the revenues collected by the interstate natural gas pipelines is subject to possible refund. The Company has established reserves where required for such cases.

     The Company recognizes revenues from engineering and consulting services provided through costs plus fee contracts based on the costs incurred during the period plus a pro rata portion of the total fee earned. Revenues from services provided through fixed price contracts are recognized using the percentage-of-completion method, primarily based on contract costs to date compared with the total estimated contract costs.

     The Company recognizes profits from sales of residential real estate development projects at closing. Profit is recognized under the accrual method using estimates of average gross profit per developed lot within the project based on total estimated project costs. Gains on commercial real estate development projects are recognized under the accrual method. Gains on land trades are recognized based on the fair market value of the land received, adjusted for any cash consideration, as compared to the cost of the land traded.

     Allowance for Funds Used During Construction (AFUDC). AFUDC represents the estimated debt and equity costs of capital funds necessary to finance the construction of new regulated facilities. AFUDC is a non-cash item and is recognized as a cost of Property, Plant and Equipment, with offsetting credits to Other Income and Expenses and to Interest Expense. After construction is completed, the Company is permitted to recover these costs, including a fair return, through their inclusion in rate base and in the provision for depreciation.

     Rates used for capitalization of deferred returns and AFUDC by the Company's regulated operations are calculated in compliance with FERC rules.

     Income Taxes. Prior to the merger, Duke Power and PanEnergy filed separate consolidated federal income tax returns. Subsequent to the merger, Duke Energy and its subsidiaries file a consolidated federal income tax return. Federal income

                           DUKE CAPITAL CORPORATION

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- Continued

taxes have been provided by the Company on the basis of its separate company income and deductions in accordance with established practices of the consolidated group.

     Deferred income taxes have been provided for temporary differences. Temporary differences occur when events and transactions recognized for financial reporting result in taxable or tax-deductible amounts in different periods.

     Reclassifications. Certain amounts have been reclassified in the consolidated financial statements to conform to the current presentation.


NOTE 3. BUSINESS COMBINATIONS AND ACQUISITIONS

     Duke/Louis Dreyfus, L.L.C. (D/LD). On June 17, 1997, the Company acquired the remaining 50% ownership interest in D/LD from affiliates of Louis Dreyfus Corp. for $247 million. D/LD markets electric power, natural gas and energy-related services to utilities, municipalities and other large energy users in North America. The acquisition was accounted for by the purchase method, and the assets and liabilities and results of operations of D/LD have been consolidated in the Company's financial statements since the date of purchase. The purchase price substantially represents goodwill.

     Duke/UAE L.L.C. During December 1997, a wholly owned subsidiary of the Company formed a joint venture with UAE Ref-Fuel L.L.C. (UAE), a wholly owned subsidiary of United American Energy Corp. The Company owns a 65% interest in the joint venture, with UAE owning a 35% minority interest. The joint venture acquired a 50% ownership interest in American Ref-Fuel Company, a waste-to-energy firm with operations primarily in New York and New Jersey. Thus, the Company has an indirect 32.5% ownership interest in American Ref-Fuel Company and provided $237 million of investment and financing to the venture.

     Duke Energy Trading and Marketing, L.L.C. On August 1, 1996, a wholly owned subsidiary of the Company formed a natural gas and power marketing joint venture with Mobil Corporation (Mobil) affiliates. The marketing company (DETM) conducts business as Duke Energy Trading and Marketing, L.L.C. (formerly PanEnergy Trading and Market Services, L.L.C.) in the United States and as Duke Energy Marketing L.P. (formerly PanEnergy Marketing L.P.) in Canada. The Company operates the joint venture and owns a 60% interest, with Mobil owning a 40% minority interest.

                           DUKE CAPITAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  -- Continued


NOTE 4. BUSINESS SEGMENTS

     Business segment financial information follows for each of the three years in the period ended December 31, 1997. Other Operations include intersegment eliminations.



                                                                                              Earnings
                                                                                               Before
                                      Unaffiliated   Intersegment      Total      Operating   Interest   Depreciation &
                                        Revenues       Revenues       Revenues      Income     & Taxes    Amortization
                                     -------------- -------------- ------------- ----------- ---------- ---------------
                                                                        In Millions
1997
Natural Gas Transmission ...........   $  1,467.8      $  104.3     $  1,572.1    $  607.7    $  624.4     $  229.6
Energy Services
 Trading and Marketing .............      7,411.0          77.7        7,488.7        42.7        44.4          7.0
 Field Services ....................      2,480.5         574.1        3,054.6       156.7       157.0         71.4
 Global Asset Development ..........        109.2          14.2          123.4      (  6.4)        4.5          8.7
 Other Energy Services .............        342.8          32.8          375.6        23.2        18.2          5.8
 Energy Services' Eliminations .....           --        (655.1)     (   655.1)         --          --           --
                                       ----------      --------     ----------    --------    --------     --------
   Total Energy Services ...........     10,343.5          43.7       10,387.2       216.2       224.1         92.9
Other Operations ...................        103.5        (148.0)     (    44.5)       11.9        24.0         19.5
                                       ----------      --------     ----------    --------    --------     --------
   Total Consolidated ..............   $ 11,914.8      $     --     $ 11,914.8    $  835.8    $  872.5     $  342.0
                                       ==========      ========     ==========    ========    ========     ========
1996
Natural Gas Transmission ...........   $  1,470.2      $   86.1     $  1,556.3    $  583.8    $  595.5     $  228.2
Energy Services
 Trading and Marketing .............      3,773.5          40.5        3,814.0        56.3        57.9          3.8
 Field Services ....................      2,215.6         420.9        2,636.5       149.4       151.6         58.7
 Global Asset Development ..........         65.0           6.6           71.6      (  1.2)         --          6.9
 Other Energy Services .............        182.8          21.4          204.2        19.9        20.0          3.5
 Energy Services' Eliminations .....           --        (456.5)     (   456.5)         --          --           --
                                       ----------      --------     ----------    --------    --------     --------
   Total Energy Services ...........      6,236.9          32.9        6,269.8       224.4       229.5         72.9
Other Operations ...................        109.0        (119.0)     (    10.0)       61.1        64.4          7.4
                                       ----------      --------     ----------    --------    --------     --------
   Total Consolidated ..............   $  7,816.1      $     --     $  7,816.1    $  869.3    $  889.4     $  308.5
                                       ==========      ========     ==========    ========    ========     ========
1995
Natural Gas Transmission ...........   $  1,480.3      $   53.1     $  1,533.4    $  562.3    $  567.6     $  228.5
Energy Services
 Trading and Marketing .............      1,838.3          28.4        1,866.7        20.0        17.1          2.3
 Field Services ....................      1,607.1         184.3        1,791.4        96.8       106.1         40.3
 Global Asset Development ..........         75.3           4.0           79.3        24.9        26.8          6.8
 Other Energy Services .............         94.5           0.8           95.3        23.6        23.7          0.8
 Energy Services' Eliminations .....           --        (216.9)     (   216.9)         --          --           --
                                       ----------      --------     ----------    --------    --------     --------
   Total Energy Services ...........      3,615.2           0.6        3,615.8       165.3       173.7         50.2
Other Operations ...................         92.2        ( 53.7)          38.5        66.2        70.5          6.3
                                       ----------      --------     ----------    --------    --------     --------
   Total Consolidated ..............   $  5,187.7      $     --     $  5,187.7    $  793.8    $  811.8     $  285.0
                                       ==========      ========     ==========    ========    ========     ========

                           DUKE CAPITAL CORPORATION

NOTE 4. BUSINESS SEGMENTS -- Continued



                                         Capital and Investment Expenditures     Identifiable Assets
                                         ----------------------------------- ---------------------------
                                             1997        1996        1995         1997          1996
                                         ----------- ----------- ----------- ------------- -------------
                                                                   In Millions
Natural Gas Transmission ............... $   247.3    $  194.0    $  230.5    $  5,088.9    $  5,216.4
Energy Services
 Trading and Marketing .................      17.9         6.6        15.3       1,857.3       1,403.5
 Field Services ........................     156.5       530.8       187.2       1,979.8       1,769.4
 Global Asset Development ..............     348.3        34.8        53.5         987.6         522.3
 Other Energy Services .................      47.2        39.1         1.0         223.2         130.1
 Energy Services' Eliminations .........        --          --          --     (   169.1)     (  247.0)
                                         ---------    --------    --------    ----------    ----------
   Total Energy Services ...............     569.9       611.3       257.0       4,878.8       3,578.3
Other Operations .......................     470.0       155.8       132.4       1,129.1         957.0
                                         ---------    --------    --------    ----------    ----------
   Total Consolidated .................. $ 1,287.2    $  961.1    $  619.9    $ 11,096.8    $  9,751.7
                                         =========    ========    ========    ==========    ==========

NOTE 5. REGULATORY MATTERS

     FERC Order 636 and Natural Gas Transition Costs. The Company's interstate natural gas pipelines primarily provide transportation and storage services pursuant to FERC Order 636. Order 636 allows pipelines to recover eligible costs resulting from implementation of the order (transition costs). In 1994, the FERC approved TETCO's settlement resolving regulatory issues related primarily to Order 636 transition costs and a number of other issues related to services prior to Order 636. TETCO's liability for transition costs is estimated based on the amount of producers' natural gas reserves and other factors. TETCO's final and nonappealable settlement provides for the recovery of certain of these transition costs from customers through volumetric and reservation charges through 2002 and beyond, if necessary. Pursuant to the settlement, TETCO will absorb a certain portion of the transition costs, the amount of which continues to be subject to change dependent upon natural gas prices and deliverability levels. In 1995, based upon producers' discoveries of additional natural gas reserves, TETCO increased the estimated liabilities for transition costs by $125.8 million. Under the terms of the existing settlement, regulatory assets were increased $85.8 million for amounts expected to be collected from customers and TETCO recognized a $40 million charge to operating expenses ($26 million after tax).

     On July 16, 1996, the U.S. Court of Appeals for the District of Columbia upheld, in general, all aspects of Order 636 and remanded certain issues for further explanation. One of the issues remanded for further explanation is whether pipelines should be entitled to recover 100% of gas supply realignment
(GSR) costs. On February 27, 1997, FERC issued an order reaffirming the right of interstate pipelines to recover 100% of GSR costs. This matter is substantially mitigated by TETCO's transition cost settlements.

     The Company believes the exposure associated with gas purchase contract commitments is substantially mitigated by transition cost recoveries pursuant to customer settlements, Order 636 and other mechanisms, and that this issue will not have a material adverse effect on the consolidated results of operations or financial position of the Company.

     Jurisdictional Transportation and Sales Rates. On April 1, 1992 and November 1, 1992, PEPL placed into effect, subject to refund, general rate increases. On February 26, 1997, the FERC approved PEPL's settlement agreement which provided final resolution of refund matters and established prospective rates. The agreement terminated other actions relating to these proceedings as well as PEPL's restructuring of rates and transition cost recoveries related to FERC Order 636. The settlement will not have a material impact on future operating revenues or financial position of the Company.

     As a result of the resolution of these and certain other proceedings, PEPL refunded $37.8 million to customers in 1997 and recorded earnings before interest and taxes of $32.7 million, $8 million, and $20.6 million in 1997, 1996 and 1995, respectively.

                           DUKE CAPITAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  -- Continued


NOTE 6. INCOME TAXES

     Income tax expense as presented in the Consolidated Statements of Income is summarized as follows:



                                                 1997        1996       1995
                                              ---------- ----------- ----------
                                                         In Millions
Current income taxes
 Federal ....................................  $  95.7    $  122.5    $  89.7
 State ......................................     28.4        26.0       18.1
                                               -------    --------    -------
   Total current income taxes ...............    124.1       148.5      107.8
                                               -------    --------    -------
Deferred income taxes, net
 Federal ....................................    122.2        90.1       97.8
 State ......................................     10.3        13.5       18.6
                                               -------    --------    -------
   Total deferred income taxes, net .........    132.5       103.6      116.4
                                               -------    --------    -------
Total income tax expense ....................  $ 256.6    $  252.1    $ 224.2
                                               =======    ========    =======

     Total income tax differs from the amount computed by applying the federal income tax rate of 35% to income before income taxes. The reasons for this difference are as follows:



                                                              1997        1996        1995
                                                          ----------- ----------- -----------
                                                                  Dollars In Millions
Income tax, computed at the statutory rate ..............  $ 222.9     $ 227.8     $ 200.3
Adjustments resulting from:
 State income tax, net of federal income tax effect .....     25.0        25.7        23.8
 Other items, net .......................................      8.7       (  1.4)       0.1
                                                           -------     --------    -------
   Total income tax expense .............................  $ 256.6     $ 252.1     $ 224.2
                                                           =======     ========    =======
Effective tax rate ......................................     40.3%       38.7%       39.2%

     The tax effects of temporary differences that resulted in deferred income tax assets and liabilities, and a description of the significant items that created these differences as of December 31, 1997 and 1996, are as follows:



                                                                  1997          1996
                                                             ------------- -------------
                                                                     In Millions
Deferred credits and other liabilities .....................  $    286.6    $    321.4
Alternative minimum tax credit carryforward ................        30.3          72.6
Other ......................................................         7.7            --
                                                              ----------    ----------
 Total deferred income tax assets ..........................       324.6         394.0
Valuation allowance and other tax reserves .................    (  146.1)     (  141.1)
                                                              ----------    ----------
   Net deferred income tax assets ..........................       178.5         252.9
                                                              ----------    ----------
Investments and other assets ...............................    (  130.3)     (   91.1)
Prefunded pension cost .....................................    (  105.9)     (   98.2)
Property, plant and equipment ..............................    (1,007.0)     (  961.4)
Regulatory assets and deferred debits ......................    (  135.3)     (  119.5)
Natural gas transition costs ...............................    (   67.8)     (   87.5)
Other ......................................................          --      (   31.3)
                                                              ----------    ----------
 Total deferred income tax liabilities .....................    (1,446.3)     (1,389.0)
                                                              ----------    ----------
State deferred income tax, net of federal tax effect .......    (   96.1)     (   90.8)
                                                              ----------    ----------
   Net deferred income tax liability .......................  $ (1,363.9)   $ (1,226.9)
                                                              ==========    ==========

     The alternative minimum tax credit carryforward can be carried forward indefinitely.

                           DUKE CAPITAL CORPORATION

NOTE 6. INCOME TAXES -- Continued

     In 1990, PanEnergy established a provision for certain tax issues related to the purchase of TEC, which resulted in an increase in goodwill and deferred income tax liability. Following discussions with the Internal Revenue Service, PanEnergy revised its estimates in 1995 and 1996 with respect to these issues. As a result, the related goodwill and deferred income tax liability were reduced by approximately $40 million and $100 million in 1996 and 1995, respectively. If tax benefits relating to the valuation allowance for deferred income tax assets and other tax reserves are recognized subsequent to December 31, 1997, approximately $29.4 million will be allocated as an adjustment to goodwill.


NOTE 7. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     Financial Instruments. In 1996, TETCO received $98.6 million from the financing of the right to collect certain Order 636 natural gas transition costs, with limited recourse. At December 31, 1997 and 1996, $52.8 million and $87.3 million, respectively, remained outstanding related to the transition cost recovery rights and were included in Other Current Liabilities in the Consolidated Balance Sheets. In the opinion of management, the probability that the Company will be required to perform under the recourse provisions is remote.

     During 1997, the Company terminated its agreement to sell accounts receivable, which was entered into in 1996. Also in 1997, the LNG settlement receivables sale agreement, which was entered into in 1993, expired, as all the receivables were collected. Amounts outstanding at December 31, 1996 under these agreements were $100 million and $29.9 million, respectively.

     Fair Value of Financial Instruments. The Company's financial instruments include $2,941.3 million and $2,203.3 million of long-term debt with an approximate fair value of $3,078.7 million and $2,344 million as of December 31, 1997 and 1996, respectively. The majority of these estimated fair value amounts of long-term debt were obtained from independent parties. Judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates determined as of December 31, 1997 and 1996 are not necessarily indicative of the amounts the Company could have realized in current market exchanges.

     The fair value of cash and cash equivalents, notes receivable, and notes payable and commercial paper are not materially different from their carrying amounts because of the short-term nature of these instruments or the stated rates approximating market rates.

     The following financial instruments have no book value associated with them and there are no fair values readily determinable since quoted market prices are not available: guarantees made to affiliates or recourse provisions from affiliates and sales agreements for trade accounts receivables, LNG project settlement and Order 636 natural gas transition cost recovery.

     Commodity Derivative Instruments. At December 31, 1997 and 1996, the Company held or issued several instruments that reduce exposure to market fluctuations relative to price and transportation costs of natural gas, electricity and petroleum products. The Company's market exposure, primarily within DETM and D/LD, arises from natural gas storage inventory balances and fixed-price purchase and sale commitments that extend for periods of up to 9 years. The Company uses futures, swaps and options to manage and hedge price and location risk related to these market exposures.

     DETM and D/LD also provide risk management services to their customers through a variety of energy commodity instruments, including forward contracts involving physical delivery of an energy commodity, energy commodity futures, over-the-counter swap agreements and options. In addition to hedging activities, the Company also engages in the trading of such instruments, and therefore experiences net open positions. The Company manages open positions with strict policies which limit its exposure to market risk and require daily reporting to management of potential financial exposure. These policies include statistical risk tolerance limits using historical price movements to calculate a daily earnings at risk as well as a total Value-at-Risk (VAR) measurement. The weighted-average life of the Company's commodity risk portfolio was approximately 7 months at December 31, 1997.

     Energy commodity futures involve the buying or selling of natural gas, electricity or other energy-related commodities at a fixed price. Over-the-counter swap agreements require the Company to receive or make payments based on the difference between a specified price and the actual price of the underlying commodity. The Company uses futures and swaps to manage margins on underlying fixed-price purchase or sale commitments for physical quantities of natural gas, electricity and other energy-related commodities. Energy commodity options held to mitigate price risk provide the right, but not the

                           DUKE CAPITAL CORPORATION

NOTE 7. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT -- Continued

requirement, to buy or sell energy-related commodities at a fixed price. The Company utilizes options to manage margins and to limit overall price risk exposure. DETM and D/LD account for these activities using the mark to market method of accounting.

     At December 31, 1997 and 1996, the Company had outstanding futures, swaps and options for an absolute notional contract quantity of 4,810 billion cubic feet (Bcf) and 3,425 Bcf of natural gas, respectively, some of which were in place to offset the risk of price fluctuations under fixed-price commitments for purchasing and delivering natural gas. At December 31, 1997 and 1996, outstanding futures, swaps and options related to electric contracts and other energy-related commodities were not material. The gains, losses and costs related to those commodity instruments that qualify as a hedge are not recognized until the underlying physical transaction occurs. At December 31, 1997 and 1996, the Company had current unrecognized net gains of $13.5 million and $8.7 million, respectively, related to commodity instruments. The fair value of energy commodity swaps held at December 31, 1997 was a liability of $158.6 million.

     During 1997, 1996 and 1995, the Company recognized net gains of $33.6 million, $25.4 million, and $10.5 million, respectively, from trading activities. The values of energy commodity futures, swaps and options held for trading purposes were as follows:



                                                   1997                  1996
                                          ---------------------- ---------------------
                                           Assets   Liabilities   Assets   Liabilities
                                          -------- ------------- -------- ------------
                                                          In Millions
Fair value at year end ..................  $1,626      $1,470      $833       $941
Notional amount at year end .............   2,009       1,825       407        530
Average fair value for the year .........     595         700       588        653

     Market and Credit Risk. New York Mercantile Exchange (Exchange) traded futures and option contracts are guaranteed by the Exchange and have nominal credit risk. On all other transactions described above, the Company is exposed to credit risk in the event of nonperformance by the counterparties. For each counterparty, the Company analyzes the financial condition prior to entering into an agreement, establishes credit limits and monitors the appropriateness of these limits on an ongoing basis. The change in market value of Exchange-traded futures and options contracts requires daily cash settlement in margin accounts with brokers. Swap contracts and most other over-the-counter instruments are generally settled at the expiration of the contract term and may be subject to margin requirements with the counterparty.


NOTE 8. INVESTMENT IN AFFILIATES

     Certain investments, where the Company's ownership in domestic and international affiliates is 50 percent or less, are accounted for by the equity method. These investments include undistributed earnings of $20.6 million in 1997 and $49.7 million in 1996. The Company's proportionate share of net income from these affiliates for the years ended December 31, 1997, 1996 and 1995 was $38.4 million, $32.7 million, and $59.8 million, respectively. These amounts are reflected in Other Operating Revenues in the Consolidated Statements of Income. Investment in affiliates as of December 31, 1997 and 1996 includes the following:

                           DUKE CAPITAL CORPORATION

NOTE 8. INVESTMENT IN AFFILIATES -- Continued



                                                  1997       1996
                                               ---------- ----------
                                                    In Millions
Natural Gas Transmission -- domestic .........  $  67.5    $  46.5
                                                -------    -------
Energy Services
 Field Services -- domestic ..................    159.8      129.6
 Global Asset Development
   Domestic ..................................    174.5       14.5
   International .............................    207.8      183.5
 Other Energy Services
   Domestic ..................................     15.9       49.5
   International .............................      9.7        1.4
                                                -------    -------
    Total Energy Services ....................    567.7      378.5
                                                -------    -------
Other Operations
 Domestic ....................................     38.1       65.3
 International ...............................     12.6       12.6
                                                -------    -------
    Total Other Operations ...................     50.7       77.9
                                                -------    -------
Total Investments in Affiliates ..............  $ 685.9    $ 502.9
                                                =======    =======


     Natural Gas Transmission. Investments primarily include ownership interests in natural gas pipeline joint ventures which transport gas from Canada to the United States. Investments include an indirect 5.4% ownership in Northern Border Pipeline Company.

     Field Services. Among other investments, Field Services holds a 37% interest in a partnership which owns natural gas gathering systems in the Gulf of Mexico (Dauphin Island Gathering Partners), a master limited partnership that owns and operates a petroleum pipeline, and a joint venture that provides gathering, processing and marketing services for natural gas producers in Oklahoma.

     Global Asset Development. Global Asset Development has investments in various natural gas and electric generation and transmission facilities world wide. Significant investments include a 32.5% indirect interest in American Ref-Fuel Company, a 9.76% indirect interest in Hidroelectrica Piedra del Aguila S.A., a 21.9% interest in Aguaytia Energy del Peru S.R. Ltda. and a 25% indirect interest in National Methanol Company, which owns and operates a methanol plant and a MTBE (methyl tertiary butyl ether) plant in Jubail, Saudi Arabia.


     Other Energy Services. Investments include the participation in various construction and support activities for fossil-fueled generating plants.


     Other Operations. This segment holds investments in various real estate development projects and a 20% interest in the BellSouth PCS L.P. joint venture, which provides wireless personal communication services.

                           DUKE CAPITAL CORPORATION

NOTE 8. INVESTMENT IN AFFILIATES -- Continued

     Summarized combined balance sheet and income statement information of the entities that are accounted for using the equity method are as follows:



                                              1997          1996         1995
                                          ------------ ------------- -----------
                                                       In Millions
Assets
  Current Assets ........................  $   642.0    $  1,025.2    $   617.0
  Noncurrent Assets .....................    5,867.8       5,660.5      5,090.2
                                           ---------    ----------    ---------
   Total Assets .........................  $ 6,509.8    $  6,685.7    $ 5,707.2
                                           ---------    ----------    ---------
Liabilities and Equity
  Current Liabilities ...................  $   757.4    $    879.3    $   468.5
  Noncurrent Liabilities ................    3,257.2       3,461.4      3,376.0
  Equity ................................    2,495.2       2,345.0      1,862.7
                                           ---------    ----------    ---------
   Total Liabilities and Equity .........  $ 6,509.8    $  6,685.7    $ 5,707.2
                                           ---------    ----------    ---------
Income ..................................
  Operating Revenues ....................  $   905.0    $  3,133.2    $ 1,391.2
  Operating Expenses ....................      702.8       2,494.1        667.1
  Net Income ............................       72.4         160.1        236.2

     The Company had outstanding loans to certain affiliates of $87.1 million and $2.9 million at December 31, 1997 and 1996, respectively.


NOTE 9. PROPERTY, PLANT AND EQUIPMENT

     A summary of property, plant and equipment by classification as of December 31, 1997 and 1996 is as follows:



                                                              1997          1996
                                                         ------------- -------------
                                                                 In Millions
Natural Gas Plant In Service
 Transmission ..........................................  $  6,094.4    $  5,994.1
 Gathering .............................................       812.5         643.0
 Processing ............................................       502.4         508.4
 Underground storage ...................................       488.8         450.6
 LNG facilities and vessels ............................       751.7         751.0
 General plant .........................................       310.7         348.7
 Construction work in progress .........................       159.9         126.7
                                                          ----------    ----------
   Total natural gas plant in service ..................     9,120.4       8,822.5
                                                          ----------    ----------
Other Property and Equipment ...........................       576.1         366.5
                                                          ----------    ----------
Total Property, Plant and Equipment ....................     9,696.5       9,189.0
Less accumulated depreciation and amortization .........     3,631.3       3,388.3
                                                          ----------    ----------
   Net property, plant and equipment ...................  $  6,065.2    $  5,800.7
                                                          ==========    ==========

     A summary of accumulated depreciation for property, plant and equipment by classification as of December 31, 1997 and 1996 is as follows:



                                               1997          1996
                                          ------------- -------------
                                                  In Millions
Natural Gas Plant In Service ............  $  3,602.9    $  3,365.8
Other Property and Equipment ............        28.4          22.5
                                           ----------    ----------
 Total Accumulated Depreciation .........  $  3,631.3    $  3,388.3
                                           ==========    ==========

                           DUKE CAPITAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  -- Continued


NOTE 10. DEBT AND CREDIT FACILITIES

     The following credit facilities were available to the Company at December 31, 1997 and 1996:



                                                       1997                      1996
                                            -------------------------- -------------------------
                                               Credit                     Credit
                                             Facilities   Outstanding   Facilities   Outstanding
                                            ------------ ------------- ------------ ------------
                                                                In Millions
364-day facilities ........................  $   300.0       $  --      $   400.0      $  --
Four-year revolving facilities(a) .........      125.0        77.0          235.0       42.0
Five-year revolving facilities ............      950.0          --          400.0         --
                                             ---------       -----      ---------      -----
 Total Consolidated .......................  $ 1,375.0      $ 77.0      $ 1,035.0     $ 42.0
                                             =========      ======      =========     ======

---------
(a) The outstanding balance was included in long-term debt.

     The 364-day and five-year credit facilities support the Company's commercial paper facilities of $1.25 billion and $400 million at December 31, 1997 and 1996, respectively. Amounts outstanding under the commercial paper facilities at December 31, 1997 and 1996 were as follows:



                                                    1997        1996
                                                ----------- -----------
                                                      In Millions
Total commercial paper outstanding ............  $  933.7    $  102.2
Less portion classified as short-term .........     133.7       102.2
                                                 --------    --------
Portion classified as long-term debt ..........  $  800.0    $     --
                                                 ========    ========

     In addition to amounts borrowed under the credit facilities and commercial paper facilities, the Company had $251.9 million of short-term borrowings from banks outstanding at December 31, 1996. Also, at December 31, 1997 and 1996, the Company had a note payable to an affiliate of $4 million and $5 million, respectively.

     A summary of short-term debt is as follows:



                                                                                1997          1996          1995
                                                                            -----------   -----------   -----------
                                                                                      Dollars in Millions
Amount outstanding at end of year .......................................    $ 137.7       $ 359.1       $ 150.0
Weighted-average rate at end of year ....................................       6.03%         6.10%         6.28%
Maximum amount outstanding during the year ..............................    $ 732.8       $ 359.1       $ 150.0
Average amount outstanding during the year ..............................    $ 357.5       $ 131.1       $  64.3
Weighted-average interest rate for the year -- computed on a daily basis        5.64%         5.95%         6.28%

                           DUKE CAPITAL CORPORATION

NOTE 10. DEBT AND CREDIT FACILITIES -- Continued

     Long-term debt outstanding as of December 31, 1997 and 1996 consisted of the following:



                                                                            Year Due      1997        1996
                                                                          ----------- ----------- ------------
                                                                                        Dollars in Millions
Duke Capital Corp.
Commercial paper, 6.03% weighted-average rate at December 31, 1997 ......              $   800.0   $      --
PanEnergy
Bonds:
  7 3/4% ................................................................    2022          328.0       328.0
  8 5/8% Debentures .....................................................    2025          100.0       100.0
Notes:
  9.55%, maturing serially .............................................. 1996-1999         27.5        41.3
  9.9%, maturing serially ............................................... 2000-2003         45.0        45.0
  7%-8 5/8% ............................................................. 1999-2006        450.0       450.0
  Notes converted or matured during 1997 ................................                     --       124.5
TETCO
Notes:
  8%-10 3/8% ............................................................ 2000-2004        500.0       500.0
  Medium term, Series A, 7.64%-9.07% .................................... 1999-2012        100.0       100.0
Algonquin
  9.13% Notes ........................................................... 2001-2003        100.0       100.0
PEPL
  7 7/8% Notes ..........................................................    2004          100.0       100.0
  7.2%-7.95% Debentures ................................................. 2023-2024        200.0       200.0
Crescent Resources, Inc.(a)
Construction and mortgage loans, 6.02%-7.10% ............................ 1998-2011        116.7        76.0
Revolving credit facilities, 6.30% and 5.95% weighted-average rate at
  December 31, 1997 and 1996, respectively ..............................    2001           77.0        42.0
Unamortized debt discount and premium, net ..............................               (    2.9)   (    3.5)
                                                                                       ---------   ---------
Total long-term debt ....................................................                2,941.3     2,203.3
Current maturities of long-term debt ....................................               (   22.5)   (  175.1)
                                                                                       ---------   ---------
Total long-term portion .................................................              $ 2,918.8   $ 2,028.2
                                                                                       =========   =========

---------
(a) Substantial amounts of Crescent Resources, Inc.'s real estate development projects, land and buildings are pledged as collateral.

     The annual maturities of consolidated long-term debt at December 31, 1997 were $22.5 million, $182.0 million, $221.8 million, $249.2 million and $186.6 million for 1998 through 2002, respectively.

     On October 1, 1996, TETCO redeemed its $150 million, 10% debentures and its $100 million, 10 1/8% debentures due 2011. TETCO recorded a non-cash extraordinary item of $16.7 million (net of income tax of $10.3 million) related to the unamortized discount on this early retirement of debt.


NOTE 11. COMMITMENTS AND CONTINGENCIES

     Future Construction Costs. The Company plans to maintain its regulated facilities, and pursue business expansion of its regulated operations as opportunities arise. Projected 1998 capital and investment expenditures for the Natural Gas Transmission segment, including AFUDC, are approximately $300 million. These projections are subject to periodic review and revisions. Actual expenditures incurred may vary from such estimates due to various factors, including business expansion opportunities, environmental matters and cost and availability of capital.

                           DUKE CAPITAL CORPORATION

NOTE 11. COMMITMENTS AND CONTINGENCIES -- Continued

     The Energy Services segment plans to spend approximately $100 million in 1998 for required capital expenditures at its existing facilities. In addition, the Company is seeking to significantly grow its Energy Services businesses, primarily through the Global Asset Development business unit. One opportunity includes the 520-megawatt combined cycle natural gas fired merchant generation plant in Bridgeport, Connecticut already under construction. Another growth opportunity includes the recently announced agreement to purchase from Pacific Gas & Electric Company three power plants in California. The power plants have a combined capacity of 2,645 megawatts. The purchase price is estimated at approximately $500 million and this transaction is expected to close during 1998. Other similar initiatives in 1998 will likely require significant capital and investment expenditures which will be subject to periodic review and revision and may vary significantly depending on the value-added opportunities presented.

     Projected capital and investment expenditures for 1998 of the Other Operations segment are approximately $200 million. These projected capital and investment expenditures are also subject to periodic review and revision and may vary significantly depending on the value-added opportunities presented.

     Environmental. The Company is subject to federal, state and local regulations regarding air and water quality, hazardous and solid waste disposal, and other environmental matters.

     TETCO is currently conducting PCB (polychlorinated biphenyl) assessment and clean-up programs at certain of its compressor station sites under conditions stipulated by a U.S. Consent Decree. The programs include on- and off-site assessment, installation of on-site source control equipment and groundwater monitoring wells, and on- and off-site clean-up work. TETCO expects to complete these clean-up programs during 1998. Groundwater monitoring activities will continue at several sites beyond 1998.

     The Company has also identified environmental contamination at certain sites on the PEPL and Trunkline systems and is undertaking clean-up programs at these sites. The contamination resulted from the past use of lubricants containing PCBs and the prior use of wastewater collection facilities and other on-site disposal areas. Soil and sediment testing, to date, has detected no significant off-site contamination. The Company has communicated with the Environmental Protection Agency and appropriate state regulatory agencies on these matters. Environmental clean-up programs are expected to continue until 2002.

     At December 31, 1997 and 1996, the Company had accrued liabilities for remaining estimated clean-up costs on the TETCO, PEPL and Trunkline systems which are included in Environmental Clean-up Liabilities in the Consolidated Balance Sheets. These cost estimates represent gross clean-up costs expected to be incurred, have not been discounted or reduced by customer recoveries and do not include fines, penalties or third-party claims. Costs to be recovered from customers are included in the Consolidated Balance Sheets as of December 31, 1997 and 1996, as Regulatory Assets and Deferred Debits.

     In 1987, the Commonwealth of Kentucky instituted a suit in state court against TETCO, alleging improper disposal of PCBs at TETCO's three compressor station sites in Kentucky. This suit is still pending. In 1996, TETCO completed clean-up of these sites under the U.S. Consent Decree.

     The federal and state clean-up programs are not expected to interrupt or diminish the Company's ability to deliver natural gas to customers. Based on the Company's experience to date and costs incurred for clean-up operations, management believes the resolution of matters relating to the environmental issues discussed above will not have a material adverse effect on the consolidated results of operations or financial position of the Company.

     Litigation. In December 1996, TETCO received notification that Marathon Oil Company (Marathon) intended to commence substitution of other gas reserves, deliverability and leases for those dedicated to a certain natural gas purchase contract (the Marathon Contract) with TETCO. In TETCO's view, the tendered substitute gas reserves, deliverability and leases are not subject to the Marathon Contract; therefore TETCO filed a declaratory judgment action on December 17, 1996 in the U.S. District Court for the Eastern District of Louisiana seeking a ruling that Marathon's interpretation of the Marathon Contract is incorrect. Marathon filed a counterclaim seeking a declaratory judgment enforcing its interpretation of the Marathon Contract. On January 7, 1997, Marathon filed an answer and a counterclaim to TETCO's complaint seeking declaratory judgment enforcing its interpretation of the Marathon Contract.

                           DUKE CAPITAL CORPORATION

NOTE 11. COMMITMENTS AND CONTINGENCIES -- Continued

     On February 18, 1997, Amerada Hess Corporation (Amerada Hess) notified TETCO that it intended to commence substitution of other gas reserves, deliverability and leases for those dedicated to its natural gas purchase contract (the Amerada Hess Contract) with TETCO. On the same date, Amerada Hess also filed a petition in the District Court of Harris County, Texas, 157th Judicial District, seeking a declaratory judgment that its interpretation of the Amerada Hess Contract, which covers the same leases and reserves as the Marathon Contract, is correct. TETCO filed a declaratory judgment action with respect to Amerada Hess' contentions in the U.S. District Court for the Eastern District of Louisiana on February 21, 1997. The two actions have been transferred to the judge presiding over the Marathon Contract matter.

     On September 26, 1997, the judge presiding over the Marathon and Amerada Hess contract matters issued summary judgments in both actions in favor of TETCO. Marathon and Amerada Hess subsequently filed notices of appeal of the summary judgments. On January 5, 1998, TETCO entered into an agreement with Marathon settling all issues associated with the Marathon Contract. The potential liability of the Company associated with the Amerada Hess Contract should TETCO be contractually obligated to purchase natural gas based upon the substitute gas reserves, deliverability and leases, and the effect of transition cost recoveries pursuant to TETCO's Order 636 settlement involves numerous complex legal and factual matters which will take a substantial period of time to resolve. However, the Company does not believe that Amerada Hess will prevail on its appeal of the lower court's summary judgment. Management is of the opinion that the final disposition of this matter will not have a material adverse effect on the consolidated results of operations or financial position of the Company.

     On April 25, 1997, a group of affiliated plaintiffs that own and/or operate various pipeline and marketing companies and partnerships primarily in Kansas filed suit against PEPL in the U.S. District Court for the Western District of Missouri. The plaintiffs allege that PEPL has engaged in unlawful and anti-competitive conduct with regard to requests for interconnects with the PEPL system for service to the Kansas City area. Asserting that PEPL has violated the antitrust laws and tortiously interfered with the plaintiffs' contracts with third parties, the plaintiffs seek compensatory and punitive damages in unspecified amounts. Periodically, similar disputes arise with other natural gas marketers and pipeline companies concerning interconnections and other issues involving access to the Company's natural gas transmission systems. Management is of the opinion that the final disposition of these proceedings will not have a material adverse effect on the consolidated results of operations or financial position of the Company.

     On May 1, 1997, Citrus Trading Corporation (Citrus) and Enron Capital and Trade Resources Corporation, as successor to Enron Gas Marketing Corporation, filed suit in the District Court of Harris County, Texas, against PanEnergy LNG Sales, Inc. (formerly Pan National Gas Sales, Inc.), a subsidiary of the Company, alleging breach of a gas purchase contract (the Contract) for regasified LNG entered into between Citrus and Pan National Gas Sales, Inc. Plaintiffs allege that PanEnergy LNG Sales, Inc. failed to deliver LNG pursuant to the terms of the Contract. The plaintiffs seek compensatory damages in unspecified amounts for losses allegedly incurred as a result of the contract breach as well as a declaratory judgment that PanEnergy LNG Sales Inc.'s assertions of force majeure due to the interruption in the supply of LNG to PanEnergy LNG Sales, Inc. do not constitute force majeure under the Contract. While this matter is in the early stages of litigation, based on infomation currently available to the Company, the Company believes the resolution of this matter will not have a material adverse effect on the consolidated results of operations or financial position of the Company.

     On May 13, 1997, Anadarko Petroleum Corporation (Anadarko) filed suits against PEPL and other affiliates, as defendants, both in the United States District Court for the Southern District of Texas and State District Court of Harris County, Texas. Anadarko claims that it was effectively indemnified by the defendants against any responsibility for refunds of Kansas ad valorem taxes which are due purchasers of gas from Anadarko, retroactive to 1983. While this matter is in the early stages of litigation, based on information currently available to the Company, the Company believes the resolution of this matter will not have a material adverse effect on the consolidated results of operations or financial position of the Company.

     The Company and its subsidiaries are also involved in legal, tax and regulatory proceedings before various courts, regulatory commissions and governmental agencies regarding matters arising in the ordinary course of business, some of which involve substantial amounts. Where appropriate, the Company has made accruals in accordance with SFAS No. 5,

                           DUKE CAPITAL CORPORATION

NOTE 11. COMMITMENTS AND CONTINGENCIES -- Continued

"Accounting for Contingencies," in order to provide for such matters. Management is of the opinion that the final disposition of these matters will not have a material adverse effect on the consolidated results of operations or financial position of the Company.

     Other Commitments and Contingencies. In 1993, the U.S. Department of the Interior announced its intention to seek additional royalties from gas producers as a result of payments received by such producers in connection with past take-or-pay settlements, and buyouts and buydowns of gas sales contracts with natural gas pipelines. The Company's pipelines, with respect to certain producer contract settlements, may be contractually required to reimburse or, in some instances, to indemnify producers against such royalty claims. The potential liability of the producers to the government and of the pipelines to the producers involves complex issues of law and fact which are likely to take substantial time to resolve. On August 27, 1996, the U.S. Court of Appeals for the District of Columbia overturned a lower court ruling in favor of the government in litigation brought on behalf of producers. The Department's petition for rehearing was denied in November 1996. The Department may continue to seek further appelate review. If the Company's pipelines ultimately have to reimburse or indemnify the producer, the Company's pipelines will file with the FERC to recover a portion of these costs from pipeline customers.


     The Company has a 10% ownership interest in TEPPCO Partners, L.P., a master limited partnership (MLP) that owns and operates a petroleum products pipeline. A subsidiary partnership of the MLP had $326.5 million in First Mortgage Notes outstanding at December 31, 1997 with recourse to the general partner, a subsidiary of the Company. PEPL owns an effective 5.4% ownership interest in Northern Border Pipeline Company (Northern Border). Under the terms of a settlement related to a transportation agreement between PEPL and Northern Border, PEPL guarantees payment to Northern Border under a transportation agreement by an affiliate of Pan-Alberta Gas Limited. The transportation agreement requires estimated total payments of $78.3 million for 1998 through 2001.


     In connection with the sale of Petrolane in 1989, TEC agreed to indemnify Petrolane against certain obligations for guaranteed leases and environmental matters. Certain of the lease obligations relate to Petrolane's divestiture of supermarket operations prior to its acquisition by TEC and as of December 31, 1997 total approximately $50.9 million over the remaining terms of the leases, which expire in 2006.

     In January 1998, the Company acquired a 9.8% ownership in Alliance Pipeline. This pipeline is designed to transport natural gas from western Canada to the Chicago-area market center for distribution throughout North America. The pipeline is scheduled to begin commercial operation in late 1999, provided the necessary U.S. and Canadian regulatory approvals are secured. In addition to buying an ownership interest in the pipeline project, the Company has a contractual commitment for 67.25 million cubic feet per day of capacity on the line over 15 years for an estimated total of $315 million.

     As of December 31, 1997, the Company had letters of credit and surety bonds of $59 million issued on its behalf related to natural gas transmission operations, real estate development projects, engineering services contracts, insurance contracts and various other items.

     Periodically, the Company may become involved in contractual disputes with natural gas transmission customers involving potential or threatened abrogation of contracts by the customers, including, for example, attempted transfers of contractual obligations to less creditworthy subsidiaries of the customers. If the customers are successful, the Company may not receive the full value of anticipated benefits under the contracts.

     In the normal course of business, certain of the Company's affiliates enter into various contracts, including agreements for debt, natural gas transmission service and construction contracts, which contain certain schedule and performance requirements. Such affiliates use risk management techniques to mitigate their exposure associated with such contracts. Certain subsidiaries of the Company have guaranteed performance by such affiliates under some of these contracts.

     Management is of the opinion that these commitments and contingencies will not have a material adverse effect on the consolidated results of operations or the financial position of the Company.

     Leases. The Company utilizes assets under operating leases in several areas of operations. Consolidated rental expense amounted to $41.7 million, $49.7 million, and $34.7 million in 1997, 1996, and 1995, respectively. Future minimum rental

                           DUKE CAPITAL CORPORATION

NOTE 11. COMMITMENTS AND CONTINGENCIES -- Continued

payments under the Company's various operating leases for the years 1998 through 2002 are $38.5 million, $32.9 million, $26.2 million, $21 million and $15.1 million, respectively.


NOTE 12. STOCK BASED COMPENSATION

     Stock Options and Awards. Effective with the merger, each share of PanEnergy common stock outstanding immediately prior to the merger was converted into the right to receive 1.0444 shares of Duke Energy common stock. Each option to purchase PanEnergy common stock that was outstanding prior to the merger was assumed by Duke Energy and became exercisable upon the same terms as under the applicable PanEnergy stock option plan and option agreement, except that such options became an option to purchase shares of Duke Energy's common stock, appropriately adjusted. Each award of restricted shares of PanEnergy common stock outstanding and not vested prior to the merger was assumed by Duke Energy and such restricted shares of PanEnergy common stock were exchanged for restricted shares of Duke Energy common stock.

     The Company does not plan to issue additional stock options or awards under PanEnergy stock option and award plans. Future issuances of stock options and awards may be granted to key employees of Duke Energy and its subsidiaries under Duke Energy's 1996 Stock Incentive Plan.


     Under Duke Energy's plan, each option granted equals the market price of Duke Energy common stock on the date of grant. Vesting periods for stock options and awards range from one to five years with a maximum exercise term of 10 years. Duke Energy follows the intrinsic value method of accounting for stock options issued to employees.

     In 1997, Duke Energy granted 115,615 shares of performance-based stock awards with an average grant date fair value of $44 per share. Compensation expense of $4.4 million in 1997, $8.3 million in 1996 and none in 1995 was recognized for such stock awards.



NOTE 13. BENEFIT PLANS

     Retirement Plans. Duke Energy and its subsidiaries have multiple non-contributory defined benefit retirement plans covering most employees with a minimum service requirements. Certain employees of the Company participate in either the PanEnergy plan or the Duke Energy plan.

     The PanEnergy plan provides retirement benefits (i) for eligible employees of certain subsidiaries that are generally based on an employee's years of benefit accrual service and highest average eligible earnings, and (ii) for eligible employees of certain other subsidiaries under a cash balance formula. A cash balance plan participant accumulates a benefit based upon a percentage of current salary, which varies with age and years of service, and interest credits.

     Other Company employees participate in Duke Energy's non-contributory defined benefit retirement plan. Effective January 1, 1997, this plan was amended to a plan under which benefits are based upon a cash balance formula. Prior to January 1, 1997, retirement plan benefits were based on an age-related formula, which took into account years of benefit accrual service and the employee's highest average eligible earnings.

     Both the Company's and Duke Energy's policy is to fund amounts, as necessary, on an actuarial basis to provide assets sufficient to meet benefits to be paid to plan members. On December 30, 1997 assets and related liabilities of $235.6 million and $204 million, respectively, for certain PanEnergy participants were transferred to the Duke Energy plan. As a result of this transfer, no contributions to the Duke Energy plan were necessary in 1997.

     The fair market value of Duke Energy's plan assets were $2,724.7 million and $2,445.3 million for December 31, 1997 and 1996, respectively. The accumulated benefit obligation was $2,030.2 million and $1,841.6 million for December 31, 1997 and 1996, respectively. The amount of pre-funded pension cost allocated to the Company as of December 31, 1997 and 1996 was $302.6 million and $280.6 million, respectively.

                           DUKE CAPITAL CORPORATION

NOTE 13. BENEFIT PLANS -- Continued

     Assumptions used in Duke Energy's pension and other postretirement benefits accounting (reflecting weighted-averages across plans) include:



                                                       1997      1996      1995
                                                    --------- --------- ---------
                                                             Percent (%)
           Discount rate .......................... 7.25      7.50      7.50
           Salary increase ........................ 4.15      4.80      4.81
           Expected long-term rate of return on plan
               assets ............................. 9.25      9.18      9.18

     The Company's net periodic pension benefit, including amounts allocated by Duke Energy, for the years ended December 31, 1997, 1996 and 1995, was $19.1 million, $18.8 million and $17.9 million, respectively.

     Duke Energy and PanEnergy also sponsor employee savings plans, which cover substantially all employees. The Company expensed plan contributions, including amounts allocated by Duke Energy, of $18.9 million, $14.3 million and $14 million in 1997, 1996 and 1995, respectively.

     Postretirement Benefits. Duke Energy and most of its subsidiaries provide certain health care and life insurance benefits for retired employees on a contributory and non-contributory basis. Employees become eligible for these benefits when they have met certain age and service requirements at retirement, as defined in the plans.

     Benefit costs are accrued over the active service period of employees to the date of full eligibility for the benefits. The net unrecognized transition obligation, resulting from the implementation of accrual accounting, is being amortized over approximately 20 years. With respect to the entire plan, the fair value of the plan assets was $266.2 million and $225.3 million at December 31, 1997 and 1996, respectively. The accumulated postretirement benefit obligation was $667.0 million and $641.7 million at December 31, 1997 and 1996, respectively.

     It is the Company's and Duke Energy's general policy to fund accrued postretirement health care costs. Duke Energy funds postretirement benefits through various mechanisms, including retired lives reserves, voluntary employee's beneficiary association trusts and 401(h) funding.

     The Company's net periodic postretirement benefit cost, including amounts allocated by Duke Energy, for the years ended December 31, 1997, 1996 and 1995, was $17 million, $16.2 million and $15.3 million, respectively.

     The weighted-average health care cost trend rate used to estimate postretirement benefits was 7.75% in 1997. This rate is expected to decrease, with a 4.75% weighted-average ultimate trend rate expected to be achieved by 2005. The effect of a 1% increase in the assumed health care cost trend rate for each future year would result in a $2.4 million increase in the annual aggregate postretirement benefit cost and an $29.5 million increase in Duke Energy's accumulated postretirement benefit obligation at December 31, 1997.


NOTE 14. RELATED PARTY TRANSACTIONS

     Certain balances due to or due from related parties included in the Consolidated Balance Sheets at December 31, 1997 and 1996 are as follows:



                                1997       1996
                             ---------- ---------
                                 In Millions
  Receivables ..............  $  17.9    $  1.4
  Accounts payable .........     52.2      14.1
  Taxes accrued ............     39.9       1.1

     Operating revenues of $18.0 million, $23.3 million and $10.7 million related to intercompany sales to Duke Energy are included in the Consolidated Statements of Income for the years ended December 31, 1997, 1996 and 1995, respectively.

                    RESPONSIBILITY FOR FINANCIAL STATEMENTS


     The financial statements of Duke Capital Corporation are prepared by management, which is responsible for their integrity and objectivity. The statements are prepared in conformity with generally accepted accounting principles appropriate in the circumstances to reflect in all material respects the substance of events and transactions which should be included. The other information in the annual report is consistent with the financial statements. In preparing these statements, management makes informed judgments and estimates of the expected effects of events and transactions that are currently being reported.


     The Corporation's system of internal accounting control is designed to provide reasonable assurance that assets are safeguarded and transactions are executed according to management's authorization. Internal accounting controls also provide reasonable assurance that transactions are recorded properly, so that financial statements can be prepared according to generally accepted accounting principles. In addition, the Corporation's accounting controls provide reasonable assurance that errors or irregularities which could be material to the financial statements are prevented or are detected by employees within a timely period as they perform their assigned functions. The Corporation's accounting controls are continually reviewed for effectiveness. In addition, written policies, standards and procedures, and a strong internal audit program augment the Corporation's accounting controls.



JEFFREY L. BOYER
Controller

                 PART II. QUARTERLY FINANCIAL DATA (UNAUDITED)



                                            First       Second        Third       Fourth
                                         Quarter(a)   Quarter(a)   Quarter(a)   Quarter(a)     Total(a)
                                        ------------ ------------ ------------ ------------ --------------
                                                                   In Millions
1997
Operating revenues ....................  $  2,747.5   $  2,115.6   $  3,543.7   $  3,508.0   $  11,914.8
Operating income ......................       298.0        146.2        174.4        217.2         835.8
Net income ............................       146.3         66.8         72.2         95.0         380.3
1996
Operating revenues ....................  $  1,747.9   $  1,490.3   $  1,891.9   $  2,686.0   $   7,816.1
Operating income ......................       237.1        196.7        184.0        251.5         869.3
Income before extraordinary item ......       112.8         90.1         85.0        111.1         399.0
Net income ............................       112.8         90.1         85.0         94.4         382.3

---------

(a) Financial information reflects accounting for the combination of the Company with PanEnergy Corp similar to a pooling of interests. As a result, the financial information gives effect to the combination as if it had occurred January 1, 1996.


     Amounts reported on a quarterly basis are not necessarily indicative of amounts expected for the respective years due to the effects of seasonal temperature variations on energy consumption.


Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     Prior to the June 18, 1997 merger of PanEnergy Corp and Duke Power Company, PanEnergy Corp and subsidiaries were audited by KPMG Peat Marwick LLP. Subsequent to the merger, PanEnergy Corp and subsidiaries were audited by Deloitte & Touche LLP. There were no disagreements on accounting and financial disclosure with KPMG Peat Marwick LLP.


Item 15. Financial Statements and Exhibits.

     (a) Financial Statements

     The following financial statements are filed herewith as part of Item 13, Financial Statements and Supplementary Data.

   Part I. Audited Financial Statements for the Years Ended December 31, 1997, 1996 and 1995
       Independent Auditor's Report
       Consolidated Statements of Income
       Consolidated Statements of Cash Flows
       Consolidated Balance Sheets
       Consolidated Statements of Stockholder's Equity
       Notes to Consolidated Financial Statements

     Part II. Quarterly Financial Data

     (b) Exhibits

     Exhibits filed herewith are designated by an asterisk (*); all exhibits not so designated are incorporated herein by reference to a prior filing, as indicated.

     Items constituting managements contracts or compensatory plans or arrangements are designated by a double asterisk (**).




 Exhibit No.                                        Description
-------------   -----------------------------------------------------------------------------------
  3.1*          Restated Certificate of Incorporation of registrant
  3.2*          By-Laws of registrant
  4.1           $950,000,000 Five-Year Credit Agreement, dated as of August 25, 1997, among the registrant, the banks listed therein and The Chase Manhattan Bank, as Adminis-
                trative Agent (filed with Form 10-K of Duke Energy Corporation for the year ended
                December 31, 1997, File No. 1-4928, as Exhibit 10-S).

Exhibit No.                                         Description
-------------   -----------------------------------------------------------------------------------
   4.2          $300,000,000 364-day Credit Agreement, dated as of August 25, 1997,among the registrant, the banks listed therein and The Chase Manhattan Bank, as Adminis-
                trative Agent (file with Form 10-K of Duke Energy Corporation for the year ended
                December 31, 1997, File No. 1-4928, as Exhibit 10-T).
  10.1          Formation Agreement between PanEnergy Trading and Market Services, Inc. and
                Mobil Natural Gas Inc. dated May 29, 1996 (filed with Form 10-K of PanEnergy
                Corp for the year ended December 31, 1996, File No. 1-8157, as Exhibit 2.02).
  10.2**        1977 Non-Qualified Stock Option Plan of Panhandle Eastern Corporation, as
                amended through December 3, 1986 (and related Agreement) (filed with Form 10-K of Panhandle Eastern Corporation for the year ended December 31, 1986, File No.
                1-8157, as Exhibit 10(f)).
  10.3**        1982 Key Employee Stock Option Plan of Panhandle Eastern Corporation, as
                amended through December 3, 1986 (and related Agreement) (filed with Form 10-K of Panhandle Eastern Corporation for the year ended December 31, 1986, File No.
                1-8157, as Exhibit 10(g)).
  10.4**        Employees Savings Plan of Panhandle Eastern Corporation and Participating
                Affiliates (filed with Form 10-K of Panhandle Eastern Corporation for the year ended December 31, 1990, File No. 1-8157, as Exhibit 10.12).
  10.5**        Panhandle Eastern Corporation 1994 Long Term Incentive Plan (filed with Form
                10-K of Panhandle Eastern Corporation for the year ended December 31, 1993, File
                No. 1-8157, as Exhibit 10.18).
  10.6**        Amendment to Panhandle Eastern Corporation 1994 Long Term Incentive Plan
                (filed with Form 10-Q of PanEnergy Corp for the quarter ended June 30, 1996, File
                No. 1-8157, as Exhibit 10.40).
    12*         Computation of Ratios of Earnings to Fixed Charges
    21*         Subsidiaries of the registrant
    27*         Financial Data Schedule
    99          PanEnergy's Annual Report on Form 10-K for the year ended December 31, 1996
                (File No. 1-8157), previously filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is hereby incorporated by reference.

Undertaking

     The registrant hereby undertakes, pursuant to Regulation S-K, Item 601(b), paragraph (4)(iii), to furnish to the Securities and Exchange Commission upon request all constituent instruments defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries not filed herewith for the reason that the total amount of securities authorized under any of such instruments does not exceed 10% of the total consolidated assets of the registrant and its consolidated subsidiaries.

                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: May 8, 1998



                                        DUKE CAPITAL CORPORATION
                                        (Registrant)



                                        By: /s/ RICHARD J. OSBORNE
                                           ------------------------------------

                                           Richard J. Osborne

                                           Vice President and Chief Financial
                                           Officer



                                        By: /s/ JEFFREY L. BOYER
                                           ------------------------------------

                                           Jeffrey L. Boyer



                                           Controller